PRELIMINARY PROXY STATEMENT

SCHEDULE 14A INFORMATION
(RULE 14a-101)
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1

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ARTES MEDICAL, INC.
(Name of Registrant as Specified in Charter)

H. MICHAEL SHACK
(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

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PRELIMINARY COPY

2008 ANNUAL MEETING OF STOCKHOLDERS

OF

ARTES MEDICAL, INC.

PROXY STATEMENT

OF

H. MICHAEL SHACK

To All Artes Medical, Inc. Stockholders:

This Proxy Statement and the accompanying blue proxy card are being furnished to stockholders (“Stockholders”) of Artes Medical, Inc. (the “Company”) in connection with the solicitation of proxies by H. Michael Shack (the “Proxy Organizer”) to be used at the annual meeting (the “Annual Meeting”) of Stockholders of the Company which, pursuant to the bylaws of the Company, should have been called during the first quarter of 2008.  Since the original filing of this Proxy Statement, the Company has scheduled the Annual Meeting for October 30, 2008, at the San Diego Marriott Del Mar located at 11966 El Camino Real, San Diego, California 92130 at 9:00AM.  The Company’s principal executive offices are located at 5870 Pacific Center Blvd., San Diego, California  92121.  This Proxy Statement and the blue proxy card are first being furnished to Stockholders on or about September 22, 2008.

At the Annual Meeting, the Proxy Organizer will seek to:

1.           Amend the Bylaws of the Company (the "Bylaws") to allow a majority of the Stockholders to fill vacancies on the Board of Directors resulting from the removal of any Directors;

2.           Amend the Bylaws to increase the number of Directors of the Company to 11;

3.           Remove three of the current Directors of the Company under Delaware Corporations Law §141(k)(1) for cause;

4.           Elect four new Directors  to fill the newly created directorships pursuant to proposal #2 of this Proxy Statement or, in the alternative, if proposal #2 is defeated, elect three new Directors to fill the three vacancies created by the removal contained in Proposal #3 of this Proxy Statement;

5.            Vote on the election of two new Class II Directors to serve for three year terms until the annual meeting of Stockholders in 2011 or until their successors are duly elected and qualified; and

6.           Vote on the Nominees’ proposal that the Company may sell up to $20,000,000 of its securities to investors from time to time pursuant to one or more financing transactions.

The Board of Directors is currently comprised of seven members.  The Proxy Organizer is seeking to increase the number of Directors to 11, remove three Directors, and then fill six seats on the Board of Directors through this Proxy.  The Proxy Organizer's nominees are named below under “Election of Directors.”  Each of the nominees (each a “Nominee” and, collectively, the “Nominees”) have been selected by the Proxy Organizer.

The Proxy Organizer is not satisfied with the existing management or Board of Directors of the Company.  He believes that the Company’s poor financial performance, lack of expressed business plan, and questionable changes to key personnel, all as described in the Company’s quarterly and annual reports filed with the Securities and Exchange Commission (the “SEC”), are impairing the Company’s ability to maximize value for all shareholders.

Section 6.9 of Article 6 of the Bylaws provides that the Bylaws may be amended by the vote of Stockholders.  The Proxy Organizer's proposed amendment to the Bylaws, if approved, will allow vacancies of the Board of Directors to be filled by the vote of a majority of the outstanding shares entitled to vote.  Each director so elected shall hold office until the next annual meeting for the class of each Director of the Company and until a successor has been elected and qualified.

The Proxy Organizer believes that, for the reasons stated below, there is sufficient cause to remove the Directors and it is in the best interest of all of the Stockholders to elect the six new Directors to the Company who provide a track record of success in the dermal filler market and who are experienced in developing a variety of opportunities for the Company and forging a clear direction for the Company. The Proxy Organizer believes that the proposed new Directors provide the necessary industry knowledge in the wrinkle filler markets and will provide a strong sales and marketing background to the Company.  ACCORDINGLY, THE PROXY ORGANIZER IS SOLICITING PROXIES IN FAVOR OF:

1.           Amending the bylaws to allow a majority of shareholder to fill vacancies and newly created directorships on the Board of Directors;

2.           Amending the bylaws to increase the number of Directors to 11;

3.           Remove three of the current Directors for cause;

4.           Elect four new Directors  to fill the newly created directorships pursuant to proposal #2 of this Proxy Statement or, in the alternative, if proposal #2 is defeated, elect three new Directors to fill the three vacancies created by the removal contained in Proposal #3 of this Proxy Statement;

5.           Vote on the election of two new Class II Directors to serve for three year terms until the annual meeting of Stockholders in 2011 or until their successors are duly elected and qualified; and

6.	Vote on the Nominees’ proposal that the Company may sell up to $20,000,000 of its securities to investors from time to time pursuant to one or more financing transactions.

What went wrong with Artes Medical?

•
According to the NASDAQ Stock Exchange, the Company’s stock price has declined more than 88% in the last 52 weeks.  Within this time period, the Company’s market value has declined from $134.5 million to approximately $15 million, erasing a staggering $119.5 million in shareholder value.  The Company’s share price reached an all-time low of $0.35 on September 16, 2008, down from an all-time high of $9.96 in February 2007.

•
According to the Company’s Current Report on Form 8-K filed with the SEC on August 22, 2008, on August 19, 2008, the Company received a notice from NASDAQ indicating that its stockholders’ equity on June 30, 2008 was less than the $10 million required for continued listing on The NASDAQ Global Market under Marketplace Rule 4450(a)(3).

•
According to the Board of Directors’ biographies in the Company’s annual report filed with the SEC, the Company’s current Board of Directors lack any specific industry expertise in the personal aesthetics market.

•
According to the Company’s reports filed with the SEC, the Board of Directors has made significant personnel changes to the senior management team that had grown the Company from a struggling medical technology start-up to an IPO candidate with a world class, FDA-approved dermal filler product Artefill, replacing them with a management team with little or no relevant industry experience in the dermal filler market.

•
According to the Company’s reports filed with the SEC, the Company has pledged ALL of its assets against a $22.5 million revenue financing entered into with COWEN Healthcare Royalty Partners (“CHRP”) in January 2008. All assets of Artes Medical will revert to CHRP in case of Artes Medical’s default to service future royalty obligations.

•
The Company’s management has not acted in a fiscally responsible manner because, among other things, the Company is running out of cash due to, as the Proxy Organizer believes, excessive spending at a rate of approximately $3 million per month as outlined in the financial statements of the Company’s quarterly and annual filings with the SEC.

•
According to the Company’s reports filed with the SEC, the Company has failed to capitalize on other uses of Artefill beyond personal aesthetics as a means of generating additional opportunities and cash flow for the Company.

•
The current management and Board of Directors are responsible for canceling a signed distribution agreement on March 5, 2007 with a Taiwanese corporation that would have given the Company a minimum of $4.2 million in combined revenues from sales of Artefill in Taiwan during the first two years of the contract alone.

•
The current management and Board of Directors are responsible for forfeiting an estimated minimum of $20 million in additional future royalty revenues from Bioform Medical over the lifetime of the Company’s ‘452 core technology patent by settling for one lump sum payment of $5.5 million which generated a one-time only increase in revenues for the third quarter in 2007 as outlined in the financial statements of the Company’s quarterly and annual filings with the SEC.

•
According to the 2007 statistics of the American Society For Aesthetic Plastic Surgery (“ASAPS”), the market penetration of Artefill was a dismal 0.7% in 2007 compared to its closest competitor’s 7% for Radiesse® semi-permanent filler marketed by Bioform Medical.  The target number of patients treated with Artefill in year two was initially forecasted at 40,000 patients, however, as indicated in a press release by the Company dated July 28, 2008, only 10,000 patients have been treated within the first 18 months since ArteFill’s U.S. market introduction.

How the new Board of Directors proposes to turn the Company around:

1.	Engage new senior management to provide leadership and re-establish enthusiasm and morale among employees as well as credibility among customers and the financial community;

2.	Focus on near-term break-even in the fourth quarter of 2009 through increases in ArteFill sales as well as a significant reduction of cost of goods and operating expenses;

3.	Implement new and creative sales and marketing strategies for Artefill to reach more aggressive revenue forecasts;

4.
Create ‘ArteFill Centers of Excellence’ within key opinion leaders private practices and organize nationwide and international hands-on, peer-to-peer ArteFill training seminars engaging physician opinion leaders  to re-establish scientific credibility and overcome widespread misconception regarding the use of ArteFill and competitor's discreditation of ArteFill;

5.	Pursue international market opportunities for Artefill;

6.	Remove skin test requirements for ArteFill in collaboration with the FDA;

7.	Develop next generation injectable dermal filler and expand Company’s product portfolio through in-licensing of new and exciting anti-aging technologies; and

8.	Pursue medical pipeline indications such as heartburn (GERD) and spinal disk repair with the Company’s platform technology.

THE NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF THE STOCKHOLDERS.

REPRESENTATIVES OF THE NEWLY PROPOSED BOARD OF DIRECTORS AND THEIR PROPOSED CHIEF FINANCIAL OFFICER, WILLIAM KACHIOFF, WILL EXPLAIN THEIR TURN-AROUND STRATEGY AND FINANCIAL MODEL IN MORE DETAIL AT THE ANNUAL MEETING.

THE PROXY ORGANIZER BELIEVES THAT YOUR VOICE IN THE FUTURE OF THE COMPANY CAN BEST BE EXPRESSED THROUGH THE ELECTION OF THE NOMINEES.  ACCORDINGLY, THE PROXY ORGANIZER URGES YOU TO VOTE YOUR BLUE PROXY CARD FOR THE NOMINEES.

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS.  ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE BLUE PROXY CARD AS SOON AS POSSIBLE.

IMPORTANT

The election of the Nominees requires the affirmative vote of a PLURALITY of the votes cast, assuming a quorum is present or otherwise represented at the Annual Meeting.  As a result, your vote is extremely important in deciding the future of the Company.  The Proxy Organizer urges you to mark, sign, date and return the enclosed blue proxy card to vote for the election of the Nominees.

THE PROXY ORGANIZER URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY.  IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED BLUE PROXY CARD TO THE PROXY ORGANIZER, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.  SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

Only holders of record of the Company's voting securities as of the close of business on October 1, 2008 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof.  According to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the SEC on May 12, 2008, as of March 31, 2008, there were 16,514,163 shares of common stock outstanding and no shares of preferred stock outstanding.  Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of common stock (the "Common Stock") held on the Record Date.

As of September 8, 2008, the Proxy Organizer beneficially owned an aggregate of 171,096 shares of Common Stock, representing approximately 1.04% of the outstanding shares of Common Stock.  The Proxy Organizer intends to vote such shares “for” all proposals described in this Proxy Statement. According to the Company’s SEC filings, most of its shareholders own less than 1% of the Company’s common stock.

VOTE FOR ALL PROPOSALS BY RETURNING YOUR COMPLETED BLUE PROXY CARD TODAY.  If you have any questions, you can reach the Proxy Organizer's proxy solicitation firm of MacKenzie Partners, Inc. at (212) 929-5500 or via e-mail at proxy@mackenziepartners.com.

BACKGROUND OF THE PROXY SOLICITATION

Proxy Organizer is submitting proposals for this Proxy Statement which the Proxy Organizer is independently financing.  The Proxy Organizer believes that independently financed proxy solicitations do not require the Company’s approval for submission to the Securities and Exchange Commission or for submission to the Company’s shareholders for a vote on the proposals in Proxy Organizer’s Proxy Statement at the Company’s Annual Meeting.  Proxy Organizer believes this Proxy Statement complies with all substantive and procedural requirements of Article II, Section 2.1 and Section 141(k) of the Delaware General Corporation Law.  Under Delaware General Corporation Law Section 222(a), Proxy Organizer believes that Proxy Organizer is able to raise for the first time and to present any proposals he desires at the Annual Meeting.

In opposition to the current Board of Directors of the Company, the Proxy Organizer is seeking to solicit the proxies of Stockholders to be used to:

1.           Amend the bylaws to allow a majority of shareholder to fill vacancies and newly created directorships on the Board of Directors;

2.           Amend the bylaws to increase the number of Directors to 11;

3.           Remove three of the current Directors for cause;

4.           Elect four new Directors  to fill the newly created directorships pursuant to proposal #2 of this Proxy Statement or, in the alternative, if proposal #2 is defeated, elect three new Directors to fill the three vacancies created by the removal contained in Proposal #3 of this Proxy Statement; and

5.           Vote on the election of two new Class II Directors to serve for three year terms until the annual meeting of Stockholders in 2011 or until their successors are duly elected and qualified.

6.           Vote on the Nominees’ proposal that the Company may sell up to $20,000,000 of its securities to investors from time to time pursuant to one or more financing transactions.

The Nominees, if elected, plan to change the existing management and operations of the Company to effectuate the plan described in this Proxy Statement.  Each of the Nominees has consented to being named in the Proxy Statement, and if so elected, to serve as a Director and is fully committed, if elected, to take such action as the Nominees deem advisable and in the best interests of the Stockholders and which they believe will maximize stockholder value and improve the Company's future viability and growth.

PROPOSAL #1 – FIRST AMENDMENT TO THE BYLAWS

The Company’s Bylaws currently contain this provision:

3.3 Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. The directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid.

This means that upon the removal of any Directors, the remaining Directors of the Company have the sole and exclusive power to fill those vacancies.

The Proxy Organizer proposes to amend the Bylaws of the Company (the "Bylaws") to allow a majority of the Stockholders to fill vacancies on the Board of Directors resulting from the removal of any Directors.  The new Bylaw provision will read as follows:

3.3 Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by the stockholders having the right to vote as a single class may be filled by a majority of the shareholders. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the shareholders. The directors so chosen shall hold office until the next annual election of the each director’s respective class or until their successors are duly elected and shall qualify, unless sooner replaced.

This new bylaw provision will allow a majority of the Stockholders to fill vacancies on the Board of Directors resulting from the removal of any Directors both for the purposes of this proxy as well as in the future.  The Proxy Organizer believes this new provision gives the Stockholders more power to vote on the members of the Board of Directors of the Company.  The Proxy Organizer intends to vote, and recommends that you vote, for this proposal.

PROPOSAL #2 – SECOND AMENDMENT TO THE BYLAWS

The Company’s Bylaws currently contain this provision:

3.2  Number.  Election and Term of Office .  The number of the directors of the Corporation shall not be fewer than three (3) nor more than seven (7), until changed by amendment of the certificate of incorporation or by a bylaw amending this Paragraph 3.2 duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. The exact number of directors shall be fixed from time to time, within the limits specified in the certificate of incorporation or in this Section 3.2, by a bylaw or amendment thereof duly adopted by the affirmative vote of the majority of the shares present in person or represented by proxy at a duly held meeting and entitled to vote thereon or by approval of the majority of the shares entitled to vote, or by approval of the board of directors. The directors shall be elected at the annual meeting of the stockholders, except as provided in Paragraph 3.3 of this Article, and each director elected shall hold office until his successor is duly elected and qualified; provided, however, that if the directors shall be divided into classes, each director elected shall hold office until the next election of the class for which such director has been elected, and until his successor has been duly elected and qualified.

The Proxy Organizer proposes to amend the Bylaws of the Company (the "Bylaws") to increase the Company’s Board of Directors to 11 Directors.  The Nominees will become the Directors for the four newly created Director positions.  The new Bylaw provision will read as follows:

3.2  Number.  Election and Term of Office .  The number of directors of the Corporation shall not be fewer than three (3) nor more than eleven (11), until changed by amendment of the certificate of incorporation or by a bylaw amending this Paragraph 3.2 duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. The exact number of directors shall be fixed from time to time, within the limits specified in the certificate of incorporation or in this Section 3.2, by a bylaw or amendment thereof duly adopted by the affirmative vote of the majority of the shares present in person or represented by proxy at a duly held meeting and entitled to vote thereon or by approval of the majority of the shares entitled to vote, or by approval of the board of directors. The directors shall be elected at the annual meeting of the stockholders, except as provided in Paragraph 3.3 of this Article, and each director elected shall hold office until his successor is duly elected and qualified; provided, however, that if the directors shall be divided into classes, each director elected shall hold office until the next election of the class for which such director has been elected, and until his successor has been duly elected and qualified.

This new bylaw provision will allow a majority of the Stockholders to fill the newly created seats on the Board of Directors for the purposes of this proxy as well as in the future.  The Proxy Organizer believes this new provision gives the Stockholders more power to vote on the members of the Board of Directors of the Company.  The Proxy Organizer intends to vote, and recommends that you vote, for this proposal.

PROPOSAL #3 – REMOVAL OF DIRECTORS

The Proxy Organizer proposes to remove Lon E. Otremba, Beverly A. Huss, and Robert B. Shermano as Directors of the Company under Delaware Corporations Law §141(k)(1) for cause.

Delaware General Corporation Law §141(k)(1) reads as follows:

(k) Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

(1) Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, shareholders may effect such removal only for cause.

The Company’s Board is classified as provided in subsection (d) of Delaware General Corporation Law §141(k)(1) and, therefore, Directors may be removed only for cause.

A “for cause” removal of a director requires that the individual be given: (i) specific charges for his removal, (ii) adequate notice, and (iii) a full opportunity to meet the accusation.

The Proxy Organizer believes that these three Directors should be removed for cause because of their breach of fiduciary duty, breach of duty of loyalty, and waste of corporate assets as described in “What Went Wrong with Artes Medical?”.  The Directors have received adequate notice through this Proxy Statement.  Further, each Director has the opportunity to meet the accusation at the Annual Meeting.

The Proxy Organizer believes this proposal is in the best interests of the Stockholders as the Stockholders will then be able to replace the existing Directors of the Company. Therefore, the Proxy Organizer intends to vote, and recommends that you vote, for this proposal.

PROPOSAL #4 – FILL VACANCIES LEFT BY THE REMOVAL OF DIRECTORS

The Proxy Organizer proposes to elect four new Directors of the Company to fill the vacancies created by the increase of the number of directorships to 11 pursuant to proposal #2 of this Proxy Statement.  The Proxy Organizer proposes to elect Terry Knapp, M.D., Barry Vogel, Eric Donsky, and Dr. Johan Brahme to fill the vacancies created by the increase to the number Directors of the Company.

The Proxy Organizer believes these four Director nominees are qualified to serve on the Company’s Board of Directors pursuant to their experience described in their biographies in Proposal #5 below.

Each Nominee, if elected, would hold office until the next annual meeting of shareholders for their respective class or until a successor has been elected and qualified.  Although the Proxy Organizer does not anticipate that any of the persons named below will be unable or unwilling to stand for election, in the event of such occurrence, proxies may be voted for a substitute designated by the Proxy Organizer.  To the extent current members of the Board of Directors do not agree to serve with the Proxy Organizer’s Nominees if the campaign is successful, any vacancies on the Company’s Board of Directors created by resignation of such directors are likely to remain vacant.  The Proxy Organizer currently has no intention to fill any such vacancies.  See Appendix I for additional information about the Nominees, including their ownership, purchase and sale of securities issued by the Company.

The Proxy Organizer intends to vote, and recommends that you vote, for this proposal.

PROPOSAL #5 - ELECTION OF DIRECTORS

According to the Company's proxy statement prepared in connection with the 2007 Annual Meeting of the Company, as filed with the SEC on April 30, 2007 (the "Company's Proxy Statement"), the Company currently has seven Directors, of which the terms of the Class II Directors will expire at the Annual Meeting of the Stockholders.  Christopher J. Reinhard and John R. Costantino are both Class II Directors for the Company and their terms will expire at this Annual Meeting.  The Proxy Organizer proposes that the Stockholders elect Robert Binkele and Charles A. Schliebs to fill the vacancies of the Class II Directors.  The Proxy Organizer believes these two Director nominees are qualified to serve on the Company’s Board of Directors pursuant to their experience described in their biographies below.

Each Nominee, if elected, would hold office until the next annual meeting of shareholders for their respective class or until a successor has been elected and qualified.  Although the Proxy Organizer does not anticipate that any of the persons named below will be unable or unwilling to stand for election, in the event of such occurrence, proxies may be voted for a substitute designated by the Proxy Organizer.  To the extent current members of the Board of Directors do not agree to serve with the Proxy Organizer’s Nominees if the campaign is successful, any vacancies on the Company’s Board of Directors created by resignation of such directors are likely to remain vacant.  The Proxy Organizer has no plan to fill any such vacancies.  See Appendix I for additional information about the Nominees, including their ownership, purchase and sale of securities issued by the Company.

If elected, the Nominees intend to remove the current Chief Financial Officer of the Company and to appoint William Kachioff as the new Chief Financial Officer of the Company.  Background information about Mr. Kachioff is set forth below.

CHARLES A. SCHLIEBS - Mr. Schliebs is the co-founder and Managing Director of iNetworks Advisors, Inc., iNetworks BioOpportunity Fund, LP, and iNetworks Private Fund, LP.  iNetworks is a venture capital/private equity group investing primarily in healthcare/life science ventures in North America.  Prior to co-founding iNetworks, Mr. Schliebs was a partner from 1988 through 1999 with Jones Day, a 2,300-lawyer, international law firm, where he directed the firm’s life sciences practice group worldwide.  Mr. Schliebs’ substantive expertise was as a securities/corporate finance partner and international business law specialist, and his industry specialization was healthcare/life sciences, counseling primarily multinational healthcare/life science companies.  While at Jones Day, Mr. Schliebs was the lawyer responsible for all client service worldwide to Bayer AG, the international pharmaceutical and chemical conglomerate.  Prior to joining Jones Day, Mr. Schliebs served in a variety of executive positions at New York Stock Exchange companies such as Hospital Corporation of America (“HCA”), where he co-founded HCA Venture Capital, the company’s in-house venture arm, investing in emerging healthcare companies.   Over a 24 year legal career, Mr. Schliebs represented a wide variety of healthcare, pharmaceutical, medical device, diagnostic and laboratory/scientific companies.

After concluding his legal career, Mr. Schliebs joined the board of directors of Sunquest Information Systems, Inc., a NASDAQ listed Tucson, Arizona based healthcare information systems company.  In his board role, he oversaw the sale of the company to Misys plc for three times the price of the company’s stock at the time he was asked to join the board.  In addition to serving on the boards of for-profit companies in fields ranging from cardiovascular devices to medical simulation to healthcare IT, he serves on a variety of boards involving entrepreneurship and social issues, including Chatham University’s Center for Women’s Entrepreneurship, Pittsburgh’s Institute for Cross-Cultural Ethics, and the President’s Visiting Committee on Social Justice at West Virginia University.

Mr. Schliebs received his J.D. from the Vanderbilt University School of Law, and holds two undergraduate degrees from the University of Pennsylvania, a B.A. and a B.S. in Economics from the Wharton School.

TERRY KNAPP, M.D. - While in Plastic Surgery specialty training at Stanford University, Dr. Knapp developed and patented the enabling technology for Collagen Corporation, which he co-founded in 1975.  While serving as Collagen Corporation’s first VP of Regulatory and Clinical Affairs, he developed the clinical and regulatory strategies that resulted in the first U.S. product approval by the FDA of a Class III medical device under the Medical Device Act of 1976.

Dr. Knapp currently serves as Chairman of the Board of VisioNetx, Inc., a private spin-off from AcuNetx in the field of human impairment testing. Dr. Knapp also has co-founded, and serves as President of the DRL Foundation, Inc., a not-for-profit foundation providing reconstructive surgery and telehealth to developing nations.

Dr. Knapp served as a Director of Collagen Corporation from 1990 through 1996.  Dr. Knapp joined Collagen Corporation and A/W Company of Washington University, St. Louis, in co-founding LipoMatrix, Inc., in 1992 to provide a rationally designed, safe breast implant for women.  From 1992 through 1995, Dr. Knapp served as Chairman, President and CEO of LipoMatrix.  Dr. Knapp established LipoMatrix in both the U.S.A. and in Neuchâtel, Switzerland, where he built the entire corporate infrastructure.  In 1995, LipoMatrix achieved distinction as the first ISO9001 certified breast implant company in the world.  While with LipoMatrix, Dr. Knapp invented the method of tagging medical devices with small passive RFID transponders to provide long-term non-invasive device identification.  Dr. Knapp serves as a founding member of the Board to the Bard Center for Entrepreneurship Development at the University of Colorado, Denver. He recently served on the Advisory Board for the Governor’s Office of Life Sciences and Biotechnology, a component of the Colorado Office of Innovation and Technology. Dr. Knapp also served as a Director of Image Guided Technology, Inc. (NASDAQ: IGTI) until its sale to Stryker Corporation. As founder, Chairman and CEO of PrivaComp, Inc., Dr. Knapp was a finalist for Ernst & Young’s 2002 Entrepreneur of the Year in the Rocky Mountain region.  Dr. Knapp served as Chief Executive Officer of AcuNetx, Inc., a publicly traded, diverse medical device and information technology company with unique products in the fields of eye movement capture and analysis, occupational safety, and osteoplastic surgery and distraction osteogenesis.

During 17 years of reconstructive plastic surgery practice, Dr. Knapp established two craniofacial anomalies panels, established and managed a nationally accredited and Medicare certified outpatient surgery center, and served the community in numerous capacities. Dr. Knapp has been a volunteer surgeon for Interplast, Inc. on 35 trips to developing nations to provide reconstructive surgery for children.  Dr. Knapp founded Vector Health Programs, a community nonprofit, in 1979, and it rapidly became the 13th Medicare accredited hand and upper extremity rehabilitation center in the U.S.

Dr. Knapp has authored numerous scientific articles, book chapters and op-ed pieces for medical journals, and more than fifteen issued and several pending U.S. and foreign patents, most of them relating to transponder usage for patient-based global medical informatics systems, Internet-based medical communications channels, and for implantable bio-sensor RFID transponder-based data acquisition for physiologic parameter monitoring.

In 1970, Dr. Knapp completed his MD degree at University of Florida.  In 1998, Dr. Knapp became the eighteenth graduate in the history of the University of Florida College of Medicine to be inducted into its Wall of Fame “for noteworthy contributions to medicine, education and to the benefit of the medical consumer.”

ROBERT BINKELE – Mr. Binkele, is the founder and CEO of the Estate Planning Team, Inc.  Estate Planning Team, Inc. has grown to service over 2,200 securities advisors, CPAs, attorneys and other professionals nationwide with tax deferral, estate, and pension planning for their clients.  Mr. Binkele is also a branch manager and investment advisor for J.P. Turner & Co., LLC.  Prior to J.P. Turner & Co, LLC, Mr. Binkele was a branch manager with Brookstreet Securities Corporation.  Prior to Brookstreet Securities Corporation, Mr. Binkele was a top wealth manager at Raymond James Financial Services, Inc. While at Raymond James Financial Services, Inc., he was a member of the Raymond James President’s Council and a member of the US Allianz Chairman’s Council.

Mr. Binkele earned his Bachelor of Science degree with a major in FCS finance from the University of Utah where he was honored as an Academic All American.  He currently serves as the President of the Palm Springs Chapter of the University of Utah Alumni Association.

BARRY VOGEL - In 1997, Mr. Vogel became the President of Canderm, Inc. and vastly increased sales and profitability by restructuring the company.  Under his leadership, Canderm has evolved into the leading privately held skin care company in Canada.  In 1998, Artecoll®, the predecessor to ArteFill, was approved in Canada as the first and only permanent injectable wrinkle filler. Mr. Vogel personally oversaw Artecoll’s market introduction and market development using efficient marketing techniques and extensive hands-on physician training. Mr. Vogel has established Canada as the leading market for Artecoll®/ArteSense® worldwide since its market introduction.  Mr. Vogel is considered a leading marketing expert in the dermal filler industry, having thoroughly researched numerous fillers available throughout the world and distributing a unique and complete portfolio comprising a temporary, semi-permanent and permanent filler (Artecoll/ArteSense).

Barry graduated from Western Ivey Business School in London, Ontario with an HBA (Honors Business Administration) in 1979.

ERIC DONSKY – Mr. Donsky has 15 years experience in building biotechnology and life science companies as a founder and senior manager.  Mr. Donsky is the CEO of OcuSense, Inc., an in-vitro diagnostics company commercializing novel, laboratory-on-a-card technologies that enable eye care practitioners to quantitatively measure biomarkers in tears at the point-of-care so physicians can personalize treatment and objectively track patient outcomes. The Company’s TearLab™ product platform is the first and only system of its kind in the eye care markets. OcuSense is a subsidiary of a public company trading on NASDAQ and TSX and is also certified under ISO 13485. Mr. Donsky also founded Molecular BioSciences (“MBI”). MBI developed a cardiovascular device that was licensed to Medtronic. Mr. Donsky was the founding CEO of Zolaris BioSciences, Inc., an early-stage biotechnology company focused on the discovery and development of therapeutics for the treatment of rheumatoid arthritis, multiple sclerosis, and infectious diseases.  Prior to founding Zolaris, Mr. Donsky was the founding CEO of Applied CarboChemicals, Inc. (“ACC”), an industrial biotechnology company that pioneered the production of chemicals and plastics from renewable resources. ACC has developed the only process capable of economically manufacturing succinic acid through fermentation.

Mr. Donsky graduated from Boston University in 1987 with a B.S. in Business Administration.

Johan Brahme, M.D. – Dr. Johan Brahme is a board certified Plastic Surgeon and member of the American Society for Plastic Surgery (ASPS).  He works in La Jolla, California and is a partner at the La Jolla Cosmetic Surgery Center.  Dr. Brahme was among the first U.S. surgeons to incorporate Artefill in his practice and has become an enthusiastic supporter of the product, as well as a longtime shareholder in Artes Medical.

Dr. Brahme and his colleagues are in the process of establishing their La Jolla Cosmetic Surgery Center as the leading ‘Center of Excellence’ for hands-on, peer-to-peer ArteFill injection training as well as organizing practice development seminars regarding the use of injectable wrinkle treatments and other minimal invasive skin rejuvenation procedures.

Dr. Brahme has extensive experience with the clinical use of ArteFill, both in cosmetic and reconstructive applications. Dr Brahme is an innovator and has lectured on the use of ArteFill and its various potential applications on many occasions, both nationally and internationally. He will be instrumental in providing valuable feedback to the Company as to product performance, market perception and training/marketing strategies.

Dr. Brahme received his surgical training at the UCSD School of Medicine and graduated with honors from both the general surgery and plastic surgery program in. Dr. Brahme has an extensive research background and has published in leading peer reviewed medical journals.  Dr. Brahme has also been an active participant in the international surgical relief programs Interface and Fresh Start.

Dr. Brahme is an Associate Clinical Professor of Surgery at UC San Diego School of Medicine and is the past President of the San Diego Plastic Surgery Society.

WILLIAM KACHIOFF (Proposed Chief Financial Officer) – Mr. Kachioff is currently a partner of Tatum, LLC, a national executive services firm focused on the office of the Chief Financial Officer.  Mr. Kachioff has 18 years of experience with extensive operational, financial and management experience.  Mr. Kachioff is the acting Chief Financial Officer at Clarient, Inc.  From 2002 through 2006, Mr. Kachioff was the Chief Financial Officer of Microislet, Inc.  From 1998 through 2001, Mr. Kachioff was the Chief Financial Officer of Cutera, Inc.  Mr. Kachioff has experience in all aspects of financial management, SEC reporting, accounting, legal affairs, treasury, and investor relations for early-stage to mature life science businesses.  Mr. Kachioff has completed a wide variety of financing transactions of approximately $100 million.  Mr. Kachioff built and managed responsive finance operations teams and systems for both public and private companies.

The Proxy Organizer intends to vote, and recommends that you vote, for this proposal.

PROPOSAL #6 – PROPOSED FINANCING

The Proxy Organizer’s Nominees realize that the Company needs to raise additional operating capital to proceed with its objectives for the near future.  The Company recently received a notice from The NASDAQ Stock Market (“NASDAQ”) indicating that its stockholders’ equity at June 30, 2008 was less than the $10 million in stockholders’ equity required for continued listing on the NASDAQ Global Market.  The Nominees’ plan for the Company's success in the near future is to complete one or more financing transactions as soon as practical to raise sufficient funds to implement the Nominees plans to turn the Company around as described earlier in this Proxy Statement.

Accordingly, the Nominees propose that the Company sell up to $20,000,000 of its securities to investors from time to time pursuant to one or more financing transactions occurring  (the “Financing”). The Company might issue common stock, warrants to purchase common stock or a new series of preferred stock, or a combination of any of these securities, all as determined by the Nominees.

NASDAQ requires the Company to obtain approval from its stockholders for any financing or series of related financing transactions in which the Company issues 20% or more of its outstanding common stock.   Obtaining stockholder approval of the Financing will facilitate the Company’s efforts to raise funds in a timely manner to allow the Company to raise the funds necessary to support its future operations and turn around plan.  NASDAQ also requires shareholder approval if the financings result in a “change of control” under NASDAQ’s rules.

THE PROXY ORGANIZER INTENDS TO VOTE, AND RECOMMENDS THAT YOU VOTE, FOR THIS PROPOSAL.

INFORMATION REGARDING ALL NOMINEES

All transactions in securities of the Company engaged in by any Nominee during the past two years, as well as current ownership of any such securities by any Nominee, are listed on Appendix I.  No Nominee is a beneficial owner of shares of common stock of the Company.  In addition, and except as stated herein, no Nominee or any of their associates has any agreement or understanding with respect to future employment by the Company, and no such person has any agreement or understanding with respect to any future transactions to which the Company will or may be a party.

Except as described herein, no Nominee nor any of their associates (i) has engaged in or had a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party, (ii) owns beneficially or of record any securities of the Company, (iii) borrowed any funds for the purpose of acquiring or holding any securities of the Company or is presently, or has been within the past year, a party to any contract, arrangement or understanding, with any person with respect to securities of the Company.

AGREEMENTS WITH NOMINEES

The Proxy Organizer is entering into letter agreements (the "Nominee Agreements") with each of the Nominees with respect to their service as Nominees, to stand for election as Directors of the Company at the Annual Meeting.  The Nominee Agreements each provide, among other things, as follows:

•
 The Nominee acknowledges that he has agreed to become a member of the slate of Nominees to stand for election as Directors of the Company in connection with a proxy contest with management of the Company in respect of the election of Directors of the Company at the Annual Meeting;

•	The Proxy Organizer agrees to pay the costs of the proxy contest; and

•	The Nominee agrees to withdraw as a Nominee of the Proxy Organizer if requested to do so by the Proxy Organizer at any time prior his election as a Director of the Company.

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

Except as set forth above, the Proxy Organizer is not aware of any other proposals to be brought before the Annual Meeting.  Should other proposals be brought before the Annual Meeting, the persons named on the blue proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of the Proxy Organizer and/or the Nominees as determined by the Proxy Organizer in its sole discretion, in which event such persons will vote on such proposals at their discretion.

VOTING PROCEDURES

Only Stockholders of record as of the Record Date are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.  On March 31, 2008, there were 16,514,163 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on the matters to be presented at the Annual Meeting.

A majority of the shares outstanding must be present in person or by proxy to constitute a quorum at the Annual Meeting.  If a share is represented for any purpose at the Annual Meeting, it is deemed to be present for all other matters.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum.  "Broker Non-votes" are shares held by brokers or nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Under applicable Delaware law, the effect of broker nonvotes on a particular matter depends on whether the matter is one as to which the broker or nominee has discretionary voting authority. The effect of broker nonvotes on the specific items to be brought before the Annual Meeting is discussed under each item.

According to the Delaware General Corporation Law, directors are elected by a plurality of the votes cast by the holders of Company's Common Stock at a meeting at which a quorum is present, when the bylaws of the Company do not state otherwise.  Plurality means that the number of votes cast for a director in a contest of two or more directors that is greater than the number cast for any other candidate but not more than half the total votes cast.

According to the bylaws of the Company and applicable law, removal of a director and amendments to the bylaws of the Company require a majority vote of the current outstanding shares of the Company.

PROXY PROCEDURES

IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD AND RETURN IT TO PROXY ORGANIZER C/O MACKENZIE PARTNERS, INC. IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

The accompanying blue proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

Any proxy may be revoked at any time prior to the time a vote is taken by delivering to the Secretary of the Company a notice of revocation bearing a later date, by a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Only holders of record as of the close of business on the Record Date will be entitled to vote.  If you were a Stockholder of record on the Record Date, you will retain your voting rights of the Annual Meeting even if you sell such shares after the Record Date.  Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares on the blue proxy card, even if you sell such shares after the Record Date.

SOLICITATION OF PROXIES

Solicitation of proxies shall be made only by the Proxy Organizer.

The Proxy Organizer has retained MacKenzie Partners, Inc. (the "Solicitor") to conduct the solicitation, for which the Solicitor is to receive a fee of approximately $75,000, plus reimbursement for its reasonable out-of-pocket expenses.  The Proxy Organizer has agreed to indemnify the Solicitor against certain liabilities and expenses, including liabilities under federal securities laws.  Proxies may be solicited by mail, courier services, advertising, telephone, telecopier, e-mail or in person.  It is anticipated that the Solicitor will employ approximately 25 persons to solicit Stockholders for the Annual Meeting.

Costs related to the solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisers, proxy solicitors, payments to nominees, advertising, printing, transportation and related expenses and filing fees, will be borne by the Proxy Organizer.  Such costs are expected to be approximately $250,000 in total.  The Proxy Organizer intends to seek reimbursement for the costs and expenses associated with the proxy solicitation in the event that the Nominees are elected to the Board of Directors of the Company, but does not intend to submit the issue of reimbursement to a vote of security holders.

CERTAIN INFORMATION REGARDING PROXY ORGANIZER

On June 30, 2008, the Proxy Organizer determined that he was not satisfied with current management of the Company and decided to explore available options to maximize stockholder value.  The business address of the Proxy Organizer is 19 Burning Tree Road, Newport Beach, CA  92660.

All transactions in the securities of the Company effected within the past two years by Proxy Organizer will be contained in Appendix I.

The Proxy Organizer assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, the Company's Proxy Statement.

CONCLUSION

If Proposal #1, amendment of the Bylaws of the Company to allow a majority of the Stockholders to fill vacancies or newly created directorships on the Board of Directors, is not passed, Proposals #2, #3, and #4 will become moot as the Stockholders will not be able to fill vacancies on the Board of Directors.  However, even if Proposal #1 is not successful, Proposals #5 and #6 will still be effective as two Class II Directors’ terms are expiring and the Proxy Organizer seeks to elect two new Nominees to these Board seats and the Company will need to sell up to $20,000,000 of its securities to investors from time to time pursuant to one or more financing transactions to continue its operations.

THE PROXY ORGANIZER STRONGLY URGES YOU TO VOTE FOR THE TWO AMENDMENTS TO THE BYLAWS, REMOVAL OF THREE OF THE CURRENT BOARD OF DIRECTORS OF THE COMPANY, THE ELECTION OF THE NOMINEES, AND THE PROPOSED FINANCING BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT.  IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE ON IT, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE BLUE PROXY CARD FOR THE AMENDMENTS TO THE BYLAWS, THE REMOVAL OF THREE OF THE CURRENT BOARD OF DIRECTORS OF THE COMPANY, AND FOR THE ELECTION OF ALL OF THE NOMINEES.

PROXY ORGANIZER

Dr. H. Michael Shack
Date: September 16, 2008

IMPORTANT

1.  If your shares are held in your own name, please mark, date and mail the enclosed blue proxy card to the Proxy Organizer, in the postage-paid envelope provided.

2.  If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions.  Accordingly, you should contact the person responsible for your account and give instructions for a blue proxy card to be signed representing your shares.

ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

If you have questions or need assistance voting your shares please contact:

105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

APPENDIX I

SUPPLEMENTAL NOMINEE AND OTHER INFORMATION

Set forth below is (a) the name and business address of each of the Nominees in the solicitation made pursuant to this Proxy Statement, and (b) the dates, types and amounts of each Nominee’s purchases and sales of the Company's debt and equity securities within the past two years.

Name and Business Address	Transaction Date	Number of Securities Purchased	Number of Securities Sold	Current Ownership
Dr. H. Michael Shack	1/10/2007	2,500		2,500
19 Burning Tree Road	1/10/2007	500		3,000
Newport Beach, CA 92660	1/10/2007	2,000		5,000
	1/10/2007	2,500		7,500
	1/10/2007	500		8,000
	1/10/2007	2,000		10,000
	1/11/2007	300		10,300
	1/11/2007	700		11,000
	1/11/2007	300		11,300
	1/11/2007	200		11,500
	1/11/2007	600		12,100
	1/11/2007		1,000	11,100
	1/11/2007		1,500	9,600
	1/11/2007	300		9,900
	1/11/2007	700		10,600
	1/11/2007	300		10,900
	1/17/2007			10,900
	1/17/2007	1,000		11,900
	1/17/2007		1,500	10,400
	1/17/2007		1,600	8,800
	1/17/2007		1,500	7,300
	1/18/2007	1,000		8,300
	1/19/2007	1,000		9,300
	1/19/2007	1,000		10,300
	1/19/2007	1,000		11,300
	1/19/2007	500		11,800
	1/19/2007	500		12,300
	1/19/2007	1,000		13,300
	1/19/2007		500	12,800
	1/19/2007		500	12,300
	1/19/2007		1,000	11,300
	1/19/2007		200	11,100
	1/22/2007		1,000	10,100
	1/22/2007	700		10,800
	1/22/2007	500		11,300
	1/23/2007		1,500	9,800
	1/23/2007		1,000	8,800
	1/23/2007		1,500	7,300
	1/24/2007	1,000		8,300
	1/24/2007	100		8,400
	1/24/2007	900		9,300
	1/24/2007	1,000		10,300
	1/24/2007		1,000	9,300
	1/25/2007	100		9,400
	1/25/2007	250		9,650
	1/25/2007	100		9,750
	1/25/2007	150		9,900
	1/25/2007	200		10,100

1/25/2007	450		10,550
1/26/2007		100	10,450
1/26/2007		100	10,350
1/26/2007		100	10,250
1/26/2007		100	10,150
1/26/2007		100	10,050
1/26/2007		100	9,950
1/26/2007		100	9,850
1/26/2007		100	9,750
1/26/2007		250	9,500
1/26/2007		400	9,100
1/26/2007	200		9,300
2/1/2007		50	9,250
2/1/2007		400	8,850
2/1/2007		550	8,300
2/1/2007		1,000	7,300
2/1/2007	200		7,500
2/1/2007	550		8,050
2/1/2007		750	7,300
2/2/2007	800		8,100
2/2/2007	200		8,300
2/2/2007	1,500		9,800
2/2/2007	500		10,300
2/2/2007		1,000	9,300
2/2/2007	875		10,175
2/6/2007	750		10,925
2/8/2007	1,000		11,925
2/12/2007	1,500		13,425
2/12/2007	1,000		14,425
2/12/2007	1,000		15,425
2/12/2007	1,500		16,925
2/12/2007	675		17,600
2/12/2007	1,000		18,600
2/12/2007	1,000		19,600
2/12/2007	500		20,100
2/12/2007	800		20,900
2/13/2007	1,000		21,900
2/13/2007	400		22,300
2/13/2007	1,000		23,300
2/13/2007	1,000		24,300
2/13/2007	1,000		25,300
2/13/2007	1,000		26,300
2/13/2007	1,000		27,300
2/13/2007	1,000		28,300
2/13/2007	1,000		29,300
2/15/2007	1,000		30,300
2/15/2007	1,000		31,300
2/16/2007		180	31,120
2/16/2007		1,820	29,300

2/16/2007	100		29,400
2/16/2007	900		30,300
2/16/2007	1,000		31,300
2/16/2007	350		31,650
2/16/2007	200		31,850
2/16/2007	50		31,900
2/20/2007	25		31,925
2/20/2007	100		32,025
2/20/2007	100		32,125
2/20/2007	100		32,225
2/20/2007	1,675		33,900
2/20/2007	1,000		34,900
2/20/2007	1,000		35,900
2/20/2007	2,000		37,900
2/20/2007		1,000	36,900
2/20/2007		1,000	35,900
2/20/2007		1,000	34,900
2/20/2007		2,000	32,900
2/20/2007		2,000	30,900
2/21/2007	100		31,000
2/21/2007	1,500		32,500
2/21/2007	900		33,400
2/21/2007	100		33,500
2/21/2007	1,400		34,900
2/21/2007		1,000	33,900
2/22/2007	500		34,400
2/22/2007	1,500		35,900
2/22/2007	500		36,400
2/22/2007	400		36,800
2/22/2007	100		36,900
2/22/2007		1,500	35,400
2/22/2007		1,000	34,400
2/22/2007		1,000	33,400
2/22/2007		1,000	32,400
2/22/2007		200	32,200
2/22/2007		1,795	30,405
2/23/2007	1,800		32,205
2/23/2007	700		32,905
2/23/2007	465		33,370
2/23/2007	100		33,470
2/23/2007	1,935		35,405
2/23/2007	500		35,905
2/23/2007	1,000		36,905
2/23/2007	100		37,005
2/23/2007	400		37,405
2/23/2007	500		37,905
2/23/2007		600	37,305
2/23/2007		100	37,205
2/23/2007		300	36,905

2/23/2007		100	36,805
2/23/2007		1,000	35,805
2/23/2007		1,000	34,805
2/23/2007	100		34,905
2/23/2007	100		35,005
2/23/2007	100		35,105
2/23/2007	100		35,205
2/23/2007	100		35,305
2/23/2007	400		35,705
2/23/2007	300		36,005
2/23/2007	200		36,205
2/26/2007		3,600	32,605
2/26/2007		1,400	31,205
2/26/2007	2,000		33,205
2/26/2007	1,000		34,205
2/26/2007	1,000		35,205
2/26/2007	1,000		36,205
2/26/2007	500		36,705
2/26/2007	100		36,805
2/26/2007	400		37,205
2/27/2007	300		37,505
2/27/2007	2,200		39,705
2/27/2007	600		40,305
2/27/2007	190		40,495
2/27/2007	200		40,695
2/27/2007	112		40,807
2/27/2007	300		41,107
2/27/2007	1,098		42,205
2/27/2007	1,000		43,205
2/27/2007	1,500		44,705
2/27/2007	1,000		45,705
2/27/2007	2,500		48,205
2/27/2007	2,500		50,705
2/27/2007	2,500		53,205
2/27/2007	400		53,605
2/27/2007	400		54,005
2/27/2007	100		54,105
2/27/2007	100		54,205
2/27/2007		1,000	53,205
2/27/2007		1,500	51,705
2/27/2007		117	51,588
2/27/2007		1,000	50,588
2/27/2007		2,500	48,088
2/27/2007		2,500	45,588
2/27/2007		2,873	42,715
2/27/2007	240		42,955
2/27/2007	500		43,455
2/27/2007	60		43,515
2/27/2007		3,000	40,515

2/28/2007		2,215	38,300
2/28/2007		300	38,000
2/28/2007		200	37,800
3/5/2008	2,000		39,800
3/5/2008	2,000		41,800
3/5/2008	2,000		43,800
3/5/2008	2,000		45,800
3/5/2008	1,000		46,800
3/5/2008	650		47,450
3/5/2008	100		47,550
3/5/2008	300		47,850
3/5/2008	950		48,800
3/5/2008		2,100	46,700
3/5/2008		900	45,800
3/5/2008		2,000	43,800
3/5/2008		1,000	42,800
3/5/2007	100		42,900
3/5/2007	100		43,000
3/5/2007	100		43,100
3/5/2007	1,329		44,429
3/5/2007	100		44,529
3/5/2007	771		45,300
3/5/2007	300		45,600
3/5/2007	200		45,800
3/5/2007	200		46,000
3/5/2007	100		46,100
3/5/2007	100		46,200
3/5/2007	250		46,450
3/5/2007	800		47,250
3/5/2007	350		47,600
3/5/2007	100		47,700
3/5/2007	50		47,750
3/6/2007	550		48,300
3/6/2007	100		48,400
3/6/2007	400		48,800
3/6/2007		1,500	47,300
3/6/2007		1,000	46,300
3/6/2007		1,000	45,300
3/6/2007		2,000	43,300
3/7/2007	1,000		44,300
3/7/2007	700		45,000
3/7/2007	300		45,300
3/7/2007	500		45,800
3/7/2007	1,000		46,800
3/7/2007	1,000		47,800
3/7/2007	700		48,500
3/7/2007	300		48,800
3/7/2007	800		49,600
3/7/2007	100		49,700

3/7/2007	100		49,800
3/7/2007	1,000		50,800
3/7/2007	1,500		52,300
3/7/2007	1,000		53,300
3/7/2007	100		53,400
3/7/2007	100		53,500
3/7/2007	850		54,350
3/7/2007	500		54,850
3/7/2007	200		55,050
3/7/2007	200		55,250
3/7/2007	600		55,850
3/7/2007	100		55,950
3/7/2007	400		56,350
3/7/2007	450		56,800
3/7/2007	100		56,900
3/7/2007	100		57,000
3/7/2007	500		57,500
3/8/2007	2,000		59,500
3/8/2007	1,500		61,000
3/8/2007	1,000		62,000
3/8/2007	400		62,400
3/8/2007	289		62,689
3/8/2007	311		63,000
3/8/2007	100		63,100
3/8/2007	100		63,200
3/8/2007	100		63,300
3/8/2007	100		63,400
3/9/2007	2,500		65,900
3/9/2007	1,500		67,400
3/9/2007	500		67,900
3/9/2007	1,000		68,900
3/9/2007		2,500	66,400
3/9/2007		1,000	65,400
3/9/2007		300	65,100
3/9/2007		300	64,800
3/9/2007		100	64,700
3/9/2007		100	64,600
3/9/2007		100	64,500
3/9/2007		100	64,400
3/9/2007		500	63,900
3/9/2007		1,600	62,300
3/9/2007	250		62,550
3/12/2007	600		63,150
3/12/2007	900		64,050
3/12/2007	1,000		65,050
3/12/2007		1,150	63,900
3/12/2007		1,100	62,800
3/12/2007		300	62,500
3/12/2007	300		62,800

3/13/2007		120	62,680
3/13/2007		200	62,480
3/13/2007	100		62,580
3/13/2007	53		62,633
3/13/2007	47		62,680
3/13/2007	53		62,733
3/13/2007	47		62,780
3/13/2007	100		62,880
3/13/2007	100		62,980
3/13/2007	100		63,080
3/13/2007	100		63,180
3/13/2007	100		63,280
3/13/2007	100		63,380
3/13/2007	100		63,480
3/13/2007	100		63,580
3/13/2007	100		63,680
3/13/2007	800		64,480
3/13/2007	2,000		66,480
3/13/2007	2,000		68,480
3/13/2007	100		68,580
3/13/2007	1,400		69,980
3/13/2007	400		70,380
3/13/2007	71		70,451
3/13/2007	200		70,651
3/13/2007	100		70,751
3/13/2007	229		70,980
3/13/2007	400		71,380
3/14/2007	700		72,080
3/14/2007		60	72,020
3/14/2007		1,400	70,620
3/14/2007	500		71,120
3/14/2007	100		71,220
3/14/2007	100		71,320
3/14/2007	100		71,420
3/14/2007	100		71,520
3/14/2007	100		71,620
3/15/2007	132		71,752
3/15/2007	1,868		73,620
3/15/2007		2,500	71,120
3/15/2007	500		71,620
3/15/2007	1,500		73,120
3/15/2007		586	72,534
3/15/2007	500		73,034
3/15/2007	1,000		74,034
3/15/2007	800		74,834
3/15/2007	50		74,884
3/15/2007	100		74,984
3/15/2007	200		75,184
3/15/2007	500		75,684

3/15/2007	100		75,784
3/15/2007	235		76,019
3/15/2007	100		76,119
3/16/2007		1,000	75,119
3/16/2007		2,000	73,119
3/16/2007		1,100	72,019
3/16/2007		300	71,719
3/16/2007		600	71,119
3/16/2007		1,000	70,119
3/19/2007		900	69,219
3/20/2007		100	69,119
3/20/2007		900	68,219
3/20/2007	600		68,819
3/20/2007	200		69,019
3/20/2007	100		69,119
3/20/2007	100		69,219
3/21/2007		100	69,119
3/21/2007		800	68,319
3/21/2007		100	68,219
3/21/2007		800	67,419
3/21/2007		500	66,919
3/21/2007		1,000	65,919
3/21/2007		1,000	64,919
3/21/2007	300		65,219
3/21/2007	100		65,319
3/21/2007	300		65,619
3/21/2007	100		65,719
3/21/2007	200		65,919
3/21/2007	200		66,119
3/21/2007	100		66,219
3/21/2007	200		66,419
3/21/2007	100		66,519
3/21/2007	100		66,619
3/21/2007	100		66,719
3/21/2007	100		66,819
3/21/2007	65		66,884
3/21/2007	300		67,184
3/21/2007	215		67,399
3/21/2007	1,885		69,284
3/21/2007	100		69,384
3/21/2007	915		70,299
3/21/2007	100		70,399
3/21/2007	100		70,499
3/21/2007	50		70,549
3/21/2007	100		70,649
3/21/2007	750		71,399
3/22/2007	602		72,001
3/22/2007	1,898		73,899
3/22/2007	200		74,099

3/22/2007	388		74,487
3/22/2007	1,912		76,399
3/22/2007	2,500		78,899
3/22/2007		600	78,299
3/22/2007		1,900	76,399
3/22/2007	400		76,799
3/22/2007	500		77,299
3/22/2007	1,000		78,299
3/22/2007	602		78,901
3/22/2007	1,898		80,799
3/22/2007	200		80,999
3/22/2007	388		81,387
3/22/2007	1,912		83,299
3/22/2007	2,500		85,799
3/22/2007		600	85,199
3/22/2007		1,900	83,299
3/22/2007	400		83,699
3/22/2007	500		84,199
3/22/2007	1,000		85,199
3/22/2007	500		85,699
3/22/2007	500		86,199
3/22/2007	500		86,699
3/22/2007	500		87,199
3/22/2007	200		87,399
3/22/2007		100	87,299
3/22/2007		100	87,199
3/22/2007		500	86,699
3/23/2007	1,200		87,899
3/23/2007	300		88,199
3/23/2007	200		88,399
3/23/2007	2,300		90,699
3/23/2007		2,500	88,199
3/23/2007		900	87,299
3/23/2007		1,400	85,899
3/23/2007	1,200		87,099
3/23/2007	300		87,399
3/23/2007	200		87,599
3/23/2007	2,300		89,899
3/23/2007		2,500	87,399
3/23/2007		900	86,499
3/23/2007		1,400	85,099
3/26/2007		1,000	84,099
3/26/2007		1,100	82,999
3/26/2007	200		83,199
3/26/2007		2,000	81,199
3/26/2007		2,000	79,199
3/26/2007		1,000	78,199
3/26/2007		1,100	77,099
3/26/2007		200	76,899

3/26/2007		2,000	74,899
3/26/2007		2,000	72,899
3/26/2007		500	72,399
3/26/2007		500	71,899
3/26/2007		655	71,244
3/26/2007		345	70,899
3/26/2007		1,500	69,399
3/26/2007		1,500	67,899
3/27/2007			67,899
3/27/2007			67,899
3/27/2007		1,600	66,299
3/27/2007		600	65,699
3/27/2007	500		66,199
3/27/2007	100		66,299
3/27/2007	100		66,399
3/28/2007	2,500		68,899
3/28/2007	2,500		71,399
3/28/2007	300		71,699
3/28/2007	200		71,899
3/28/2007	100		71,999
3/28/2007	100		72,099
3/28/2007	100		72,199
3/28/2007	100		72,299
3/28/2007	100		72,399
3/28/2007	200		72,599
3/28/2007	100		72,699
3/28/2007	100		72,799
3/28/2007	600		73,399
3/28/2007	300		73,699
3/28/2007		500	73,199
3/28/2007		400	72,799
3/29/2007	1,000		73,799
3/29/2007	500		74,299
3/29/2007	400		74,699
3/29/2007	900		75,599
3/29/2007	700		76,299
3/29/2007	1,500		77,799
3/29/2007		200	77,599
3/29/2007		100	77,499
3/29/2007		2,400	75,099
3/29/2007	100		75,199
3/29/2007	1,000		76,199
3/29/2007	500		76,699
3/29/2007	400		77,099
3/29/2007	900		77,999
3/29/2007	700		78,699
3/29/2007	1,500		80,199
3/29/2007		200	79,999

3/29/2007		100	79,899
3/29/2007		2,400	77,499
3/29/2007		100	77,399
3/29/2007		500	76,899
3/29/2007		100	76,799
3/29/2007		100	76,699
3/29/2007		100	76,599
3/29/2007		200	76,399
3/29/2007		700	75,699
3/29/2007		100	75,599
3/29/2007		100	75,499
3/29/2007		1,600	73,899
3/29/2007		100	73,799
3/29/2007		2,400	71,399
3/29/2007		2,500	68,899
3/29/2007		2,000	66,899
3/29/2007	100		66,999
3/29/2007	566		67,565
3/29/2007	100		67,665
3/29/2007	400		68,065
3/29/2007	100		68,165
3/29/2007	100		68,265
3/29/2007	100		68,365
3/29/2007	1,000		69,365
3/29/2007	34		69,399
3/29/2007	100		69,499
3/29/2007	400		69,899
3/29/2007	2,000		71,899
3/29/2007	100		71,999
3/29/2007	400		72,399
3/29/2007	100		72,499
3/29/2007	100		72,599
3/29/2007	300		72,899
3/29/2007	100		72,999
3/29/2007	100		73,099
3/29/2007	100		73,199
3/29/2007	100		73,299
3/29/2007	100		73,399
3/29/2007	100		73,499
3/29/2007	100		73,599
3/29/2007	100		73,699
3/29/2007	200		73,899
3/29/2007	100		73,999
3/29/2007	400		74,399
3/29/2007	100		74,499
3/29/2007	100		74,599

3/29/2007	50		74,649
3/29/2007	100		74,749
3/29/2007	100		74,849
3/29/2007	300		75,149
3/29/2007	100		75,249
3/29/2007	400		75,649
3/30/2007		400	75,249
3/30/2007		5,600	69,649
3/30/2007		700	68,949
3/30/2007		400	68,549
3/30/2007		5,600	62,949
3/30/2007		700	62,249
4/2/2007	2,000		64,249
4/2/2007	2,000		66,249
4/2/2007	2,000		68,249
4/2/2007	2,000		70,249
4/2/2007	200		70,449
4/2/2007	1,127		71,576
4/2/2007		200	71,376
4/2/2007		2,000	69,376
4/2/2007		2,800	66,576
4/2/2007		77	66,499
4/2/2007		2,800	63,699
4/2/2007		1,000	62,699
4/2/2007		700	61,999
4/4/2007		2,000	59,999
4/4/2007	1,500		61,499
4/4/2007	2,500		63,999
4/4/2007	2,000		65,999
4/4/2007	1,500		67,499
4/4/2007		2,000	65,499
4/4/2007	1,500		66,999
4/4/2007	2,500		69,499
4/4/2007	2,000		71,499
4/4/2007	1,500		72,999
4/4/2007		1,900	71,099
4/4/2007		100	70,999
4/4/2007		100	70,899
4/4/2007		100	70,799
4/4/2007		100	70,699
4/4/2007		100	70,599
4/4/2007		100	70,499
4/4/2007		100	70,399
4/4/2007		100	70,299
4/4/2007		100	70,199
4/4/2007		100	70,099

4/4/2007		100	69,999
4/5/2007	1,000		70,999
4/5/2007	500		71,499
4/5/2007	1,000		72,499
4/5/2007	100		72,599
4/5/2007	1,900		74,499
4/5/2007		242	74,257
4/5/2007		2,258	71,999
4/5/2007	2,000		73,999
4/5/2007	500		74,499
4/5/2007	600		75,099
4/5/2007	400		75,499
4/5/2007	500		75,999
4/5/2007		2,500	73,499
4/5/2007		800	72,699
4/5/2007		66	72,633
4/5/2007		134	72,499
4/5/2007	1,000		73,499
4/5/2007	500		73,999
4/5/2007	1,000		74,999
4/5/2007	100		75,099
4/5/2007	1,900		76,999
4/5/2007		242	76,757
4/5/2007		2,258	74,499
4/5/2007	2,000		76,499
4/5/2007	500		76,999
4/5/2007	600		77,599
4/5/2007	400		77,999
4/5/2007	500		78,499
4/5/2007		2,500	75,999
4/5/2007		800	75,199
4/9/2007	300		75,499
4/9/2007	1,100		76,599
4/9/2007	100		76,699
4/9/2007	200		76,899
4/9/2007	300		77,199
4/9/2007		1,500	75,699
4/10/2007		100	75,599
4/10/2007		3,200	72,399
4/10/2007		1,000	71,399
4/10/2007		200	71,199
4/10/2007		2,000	69,199
4/10/2007		1,778	67,421
4/11/2007		1,000	66,421
4/11/2007		1,122	65,299
4/11/2007		100	65,199

4/12/2007	1,800		66,999
4/12/2007	700		67,699
4/13/2007		2,500	65,199
4/13/2007	1,500		66,699
4/13/2007	1,400		68,099
4/13/2007		200	67,899
4/13/2007		1,000	66,899
4/17/2007		700	66,199
4/17/2007		1,000	65,199
4/17/2007		1,000	64,199
4/17/2007	5,000		69,199
4/17/2007	200		69,399
4/17/2007	800		70,199
4/17/2007		1,000	69,199
4/18/2007	600		69,799
4/18/2007	900		70,699
4/18/2007	1,000		71,699
4/18/2007	500		72,199
4/18/2007	500		72,699
4/18/2007	1,000		73,699
4/18/2007	1,200		74,899
4/18/2007	800		75,699
4/18/2007		1,500	74,199
4/18/2007		1,500	72,699
4/18/2007		3,500	69,199
4/18/2007	500		69,699
4/19/2007	1,000		70,699
4/19/2007	200		70,899
4/19/2007	300		71,199
4/19/2007	200		71,399
4/19/2007	100		71,499
4/19/2007	100		71,599
4/19/2007	600		72,199
4/19/2007		100	72,099
4/19/2007		1,000	71,099
4/19/2007	1,200		72,299
4/19/2007	200		72,499
4/19/2007	800		73,299
4/19/2007	200		73,499
4/20/2007	600		74,099
4/20/2007	900		74,999
4/20/2007	1,400		76,399
4/20/2007	600		76,999
4/20/2007	1,000		77,999
4/20/2007	500		78,499
4/20/2007	100		78,599

4/20/2007	100		78,699
4/20/2007	375		79,074
4/20/2007	425		79,499
4/20/2007	900		80,399
4/20/2007	100		80,499
4/20/2007	1,000		81,499
4/20/2007	500		81,999
4/20/2007		4,800	77,199
4/20/2007	2,500		79,699
4/20/2007	1,800		81,499
4/20/2007	700		82,199
4/20/2007	600		82,799
4/20/2007	400		83,199
4/20/2007	100		83,299
4/20/2007	50		83,349
4/20/2007	500		83,849
4/20/2007	100		83,949
4/23/2007	2,100		86,049
4/23/2007	900		86,949
4/23/2007	1,000		87,949
4/23/2007	1,000		88,949
4/23/2007	1,000		89,949
4/23/2007	700		90,649
4/23/2007	800		91,449
4/23/2007	1,000		92,449
4/23/2007		3,500	88,949
4/23/2007		3,000	85,949
4/23/2007	400		86,349
4/23/2007	1,600		87,949
4/23/2007	500		88,449
4/23/2007	300		88,749
4/23/2007	400		89,149
4/23/2007	300		89,449
4/23/2007	200		89,649
4/23/2007	100		89,749
4/23/2007	100		89,849
4/23/2007	250		90,099
4/24/2007	1,000		91,099
4/24/2007	355		91,454
4/24/2007	1,145		92,599
4/24/2007		3,000	89,599
4/24/2007		10,000	79,599
4/24/2007		750	78,849
4/24/2007	600		79,449
4/25/2007		1,000	78,449
4/25/2007		3,500	74,949
4/25/2007		2,565	72,384
4/25/2007	100		72,484

4/26/2007	200		72,684
4/26/2007	2,000		74,684
4/26/2007	267		74,951
4/26/2007	233		75,184
4/26/2007	200		75,384
4/26/2007	100		75,484
4/27/2007		2,500	72,984
4/27/2007		635	72,349
4/27/2007	2,000		74,349
4/27/2007	200		74,549
4/27/2007	1,000		75,549
4/27/2007	500		76,049
4/27/2007	200		76,249
4/27/2007	100		76,349
4/27/2007	200		76,549
4/27/2007	100		76,649
4/27/2007	400		77,049
4/27/2007	100		77,149
4/27/2007	100		77,249
4/27/2007	100		77,349
4/27/2007	100		77,449
4/27/2007	200		77,649
4/27/2007	800		78,449
4/27/2007	100		78,549
4/27/2007	200		78,749
4/27/2007	100		78,849
4/27/2007	200		79,049
4/27/2007	100		79,149
4/27/2007	100		79,249
4/27/2007	100		79,349
4/27/2007	200		79,549
4/27/2007	200		79,749
4/27/2007	100		79,849
4/27/2007	100		79,949
4/27/2007	100		80,049
4/27/2007	200		80,249
4/27/2007	100		80,349
4/27/2007	100		80,449
4/27/2007	100		80,549
4/27/2007	200		80,749
4/27/2007	100		80,849
4/27/2007	100		80,949
4/27/2007	100		81,049
4/27/2007	100		81,149
4/27/2007	100		81,249
4/27/2007	100		81,349
4/27/2007	100		81,449
4/27/2007	100		81,549
4/27/2007	1,000		82,549

4/27/2007	100		82,649
4/27/2007	100		82,749
4/27/2007	1,000		83,749
4/27/2007	300		84,049
4/27/2007	100		84,149
4/27/2007	100		84,249
4/27/2007	10		84,259
4/27/2007	100		84,359
4/27/2007	100		84,459
4/27/2007	100		84,559
4/27/2007	100		84,659
4/30/2007		100	84,559
4/30/2007	2,000		86,559
4/30/2007	2,100		88,659
4/30/2007	900		89,559
4/30/2007	2,000		91,559
4/30/2007	3,000		94,559
4/30/2007	500		95,059
4/30/2007	100		95,159
4/30/2007	150		95,309
5/1/2007	1,200		96,509
5/1/2007	300		96,809
5/1/2007		1,350	95,459
5/1/2007		400	95,059
5/1/2007		610	94,449
5/1/2007		1,500	92,949
5/1/2007	500		93,449
5/2/2007		2,500	90,949
5/2/2007		3,000	87,949
5/2/2007		2,500	85,449
5/2/2007		2,500	82,949
5/2/2007		1,500	81,449
5/2/2007	200		81,649
5/2/2007	100		81,749
5/2/2007	163		81,912
5/2/2007	37		81,949
5/2/2007	1,500		83,449
5/2/2007	900		84,349
5/2/2007	100		84,449
5/2/2007	100		84,549
5/2/2007	100		84,649
5/2/2007	800		85,449
5/2/2007	80		85,529
5/2/2007	400		85,929
5/2/2007	20		85,949
5/2/2007	100		86,049
5/2/2007	500		86,549
5/2/2007	400		86,949
5/2/2007	500		87,449

5/3/2007		2,500	84,949
5/3/2007		500	84,449
5/3/2007		2,100	82,349
5/3/2007	400		82,749
5/3/2007	1,100		83,849
5/3/2007	5,000		88,849
5/3/2007	7,500		96,349
5/3/2007		1,500	94,849
5/3/2007		1,500	93,349
5/3/2007		1,000	92,349
5/3/2007		900	91,449
5/3/2007		2,500	88,949
5/3/2007		1,000	87,949
5/3/2007		1,100	86,849
5/3/2007	100		86,949
5/3/2007	100		87,049
5/3/2007	500		87,549
5/4/2007		1,000	86,549
5/4/2007		1,000	85,549
5/4/2007		2,000	83,549
5/4/2007		300	83,249
5/4/2007		351	82,898
5/4/2007		349	82,549
5/7/2007	500		83,049
5/7/2007	500		83,549
5/7/2007		4,577	78,972
5/7/2007	1,500		80,472
5/7/2007	500		80,972
5/7/2007	500		81,472
5/7/2007	1,500		82,972
5/7/2007		400	82,572
5/7/2007		2,000	80,572
5/7/2007		1,500	79,072
5/7/2007	100		79,172
5/7/2007	400		79,572
5/7/2007	100		79,672
5/7/2007	100		79,772
5/7/2007	100		79,872
5/7/2007	100		79,972
5/7/2007	100		80,072
5/7/2007	500		80,572
5/7/2007	200		80,772
5/7/2007	100		80,872
5/7/2007	100		80,972
5/7/2007	100		81,072
5/7/2007	500		81,572
5/8/2007		600	80,972
5/8/2007		100	80,872
5/8/2007		100	80,772

5/8/2007		800	79,972
5/8/2007		400	79,572
5/8/2007	200		79,772
5/8/2007	300		80,072
5/8/2007	1,100		81,172
5/8/2007	300		81,472
5/8/2007	200		81,672
5/8/2007	130		81,802
5/8/2007	270		82,072
5/8/2007	100		82,172
5/8/2007	100		82,272
5/8/2007	800		83,072
5/8/2007	250		83,322
5/9/2008		2,700	80,622
5/9/2008		1,000	79,622
5/9/2008		1,500	78,122
5/9/2008		23	78,099
5/9/2008	1,500		79,599
5/9/2008		500	79,099
5/9/2008		100	78,999
5/9/2008		100	78,899
5/9/2008		300	78,599
5/9/2008		100	78,499
5/9/2008		100	78,399
5/9/2008		100	78,299
5/9/2008		200	78,099
5/9/2008		100	77,999
5/9/2008		100	77,899
5/9/2008	450		78,349
5/10/2007	2,500		80,849
5/10/2007	1,000		81,849
5/10/2007	2,000		83,849
5/10/2007		2,500	81,349
5/10/2007	223		81,572
5/10/2007	1,477		83,049
5/10/2007	200		83,249
5/11/2007	500		83,749
5/11/2007		4,200	79,549
5/11/2007		500	79,049
5/11/2007	50		79,099
5/14/2007	2,500		81,599
5/14/2007	2,500		84,099
5/14/2007	1,500		85,599
5/14/2007	1,000		86,599
5/14/2007	200		86,799
5/14/2007		1,500	85,299
5/14/2007	100		85,399
5/14/2007		1,000	84,399
5/14/2007	200		84,599

5/14/2007	300		84,899
5/14/2007		5,000	79,899
5/14/2007		4,179	75,720
5/14/2007		65	75,655
5/14/2007		800	74,855
5/14/2007		2,000	72,855
5/14/2007		100	72,755
5/14/2007	300		73,055
5/14/2007	100		73,155
5/14/2007	200		73,355
5/14/2007	100		73,455
5/14/2007	100		73,555
5/14/2007	800		74,355
5/14/2007	500		74,855
5/14/2007	300		75,155
5/14/2007	300		75,455
5/14/2007	100		75,555
5/14/2007	10		75,565
5/14/2007	490		76,055
5/14/2007	100		76,155
5/14/2007	100		76,255
5/14/2007	4,000		80,255
5/14/2007	1,000		81,255
5/14/2007	100		81,355
5/14/2007	470		81,825
5/14/2007	1,000		82,825
5/14/2007	21		82,846
5/15/2007		900	81,946
5/15/2007		100	81,846
5/15/2007		1,000	80,846
5/15/2007		1,500	79,346
5/15/2007		1,500	77,846
5/15/2007	500		78,346
5/15/2007	2,500		80,846
5/15/2007	300		81,146
5/15/2007		1,500	79,646
5/15/2007		1,000	78,646
5/15/2007		800	77,846
5/15/2007		400	77,446
5/15/2007		500	76,946
5/15/2007		100	76,846
5/15/2007		100	76,746
5/15/2007		200	76,546
5/15/2007		200	76,346
5/16/2007	1,500		77,846
5/16/2007	1,000		78,846
5/16/2007	1,000		79,846
5/16/2007	405		80,251
5/16/2007	595		80,846

5/16/2007	1,500		82,346
5/16/2007	600		82,946
5/16/2007		1,500	81,446
5/17/2007	1,000		82,446
5/17/2007	1,000		83,446
5/17/2007	500		83,946
5/18/2007		1,100	82,846
5/18/2007		1,800	81,046
5/18/2007		2,404	78,642
5/18/2007		1,396	77,246
5/18/2007		1,000	76,246
5/18/2007		500	75,746
5/18/2007		1,000	74,746
5/18/2007		2,500	72,246
5/18/2007	2,000		74,246
5/18/2007	1,500		75,746
5/18/2007		500	75,246
5/18/2007		100	75,146
5/18/2007		151	74,995
5/18/2007		800	74,195
5/18/2007		1,700	72,495
5/18/2007		200	72,295
5/18/2007		100	72,195
5/18/2007		100	72,095
5/18/2007		200	71,895
5/18/2007		100	71,795
5/18/2007		75	71,720
5/18/2007		1,200	70,520
5/18/2007		25	70,495
5/18/2007		400	70,095
5/18/2007	100		70,195
5/18/2007	28		70,223
5/18/2007	72		70,295
5/21/2007		2,316	67,979
5/21/2007		200	67,779
5/21/2007		100	67,679
5/21/2007		44	67,635
5/21/2007	100		67,735
5/21/2007	100		67,835
5/21/2007	300		68,135
5/22/2007	650		68,785
5/22/2007	2,500		71,285
5/22/2007	1,500		72,785
5/22/2007	450		73,235
5/22/2007	210		73,445
5/23/2007	1,000		74,445
5/23/2007	800		75,245
5/23/2007	200		75,445
5/23/2007	400		75,845

5/23/2007	100		75,945
5/23/2007	1,100		77,045
5/23/2007	350		77,395
5/23/2007	300		77,695
5/23/2007	150		77,845
5/24/2007	500		78,345
5/24/2007		1,000	77,345
5/24/2007		1,500	75,845
5/24/2007		1,500	74,345
5/24/2007	500		74,845
5/24/2007		1,500	73,345
5/24/2007		108	73,237
5/24/2007		100	73,137
5/24/2007		291	72,846
5/25/2007	500		73,346
5/25/2007	1,000		74,346
5/25/2007	500		74,846
5/25/2007	600		75,446
5/25/2007	100		75,546
5/25/2007	300		75,846
5/29/2007	2,000		77,846
5/29/2007		3,500	74,346
5/29/2007	100		74,446
5/29/2007	200		74,646
5/29/2007	200		74,846
5/30/2007	500		75,346
5/30/2007	1,000		76,346
5/30/2007	1,000		77,346
5/30/2007	1,500		78,846
5/30/2007	500		79,346
5/30/2007		1,000	78,346
5/30/2007		1,000	77,346
5/30/2007		1,000	76,346
5/31/2007		2,900	73,446
5/31/2007		1,100	72,346
5/31/2007		1,350	70,996
5/31/2007		1,000	69,996
5/31/2007		650	69,346
5/31/2007	150		69,496
6/1/2007		100	69,396
6/1/2007		1,900	67,496
6/1/2007		400	67,096
6/1/2007		600	66,496
6/1/2007		1,000	65,496
6/1/2007		500	64,996
6/1/2007		500	64,496
6/1/2007	1,000		65,496
6/1/2007	55		65,551
6/1/2007	100		65,651

6/1/2007	100		65,751
6/1/2007	100		65,851
6/1/2007	45		65,896
6/1/2007	100		65,996
6/1/2007	1,100		67,096
6/1/2007	400		67,496
6/1/2007	500		67,996
6/1/2007	500		68,496
6/1/2007	850		69,346
6/4/2007	1,500		70,846
6/5/2007	500		71,346
6/6/2007		1,500	69,846
6/6/2007	300		70,146
6/6/2007	200		70,346
6/6/2007	300		70,646
6/6/2007	1,000		71,646
6/6/2007	500		72,146
6/6/2007	700		72,846
6/6/2007	300		73,146
6/6/2007	500		73,646
6/6/2007	500		74,146
6/7/2007	1,500		75,646
6/7/2007	500		76,146
6/7/2007	200		76,346
6/7/2007	100		76,446
6/7/2007	446		76,892
6/8/2007		200	76,692
6/11/2007	1,000		77,692
6/11/2007	200		77,892
6/11/2007		1,500	76,392
6/11/2007		1,500	74,892
6/11/2007		900	73,992
6/11/2007		100	73,892
6/11/2007		100	73,792
6/11/2007		100	73,692
6/11/2007		100	73,592
6/11/2007		800	72,792
6/11/2007		548	72,244
6/11/2007	300		72,544
6/11/2007	300		72,844
6/12/2007		1,100	71,744
6/12/2007	1,500		73,244
6/12/2007	2,500		75,744
6/12/2007	2,400		78,144
6/12/2007	100		78,244
6/12/2007		500	77,744
6/12/2007		800	76,944
6/12/2007		4,900	72,044
6/13/2007	200		72,244

6/13/2007	200		72,444
6/13/2007	300		72,744
6/13/2007		498	72,246
6/13/2007	200		72,446
6/14/2007	1,500		73,946
6/14/2007	1,000		74,946
6/14/2007	500		75,446
6/14/2007	300		75,746
6/14/2007	200		75,946
6/14/2007		2,500	73,446
6/14/2007	200		73,646
6/14/2007		1,000	72,646
6/14/2007	1,000		73,646
6/14/2007	100		73,746
6/14/2007	200		73,946
6/14/2007	100		74,046
6/14/2007	100		74,146
6/14/2007	100		74,246
6/14/2007	200		74,446
6/14/2007	200		74,646
6/14/2007	100		74,746
6/14/2007	100		74,846
6/14/2007	100		74,946
6/14/2007	100		75,046
6/14/2007	200		75,246
6/14/2007	300		75,546
6/15/2007		200	75,346
6/15/2007	100		75,446
6/15/2007	2,500		77,946
6/15/2007		1,000	76,946
6/15/2007		3,000	73,946
6/15/2007	200		74,146
6/15/2007	300		74,446
6/18/2007		1,400	73,046
6/18/2007		900	72,146
6/18/2007		3,200	68,946
6/18/2007		1,358	67,588
6/18/2007		1,142	66,446
6/18/2007		100	66,346
6/18/2007		63	66,283
6/18/2007		100	66,183
6/18/2007		100	66,083
6/18/2007		1,000	65,083
6/18/2007		1,000	64,083
6/18/2007		100	63,983
6/18/2007		100	63,883
6/18/2007		100	63,783
6/18/2007		100	63,683
6/18/2007		100	63,583

6/18/2007		100	63,483
6/18/2007		100	63,383
6/18/2007		800	62,583
6/18/2007	100		62,683
6/18/2007	100		62,783
6/18/2007	100		62,883
6/18/2007	300		63,183
6/18/2007	100		63,283
6/18/2007	200		63,483
6/18/2007	200		63,683
6/19/2007	2,500		66,183
6/19/2007	1,500		67,683
6/19/2007	500		68,183
6/19/2007	1,000		69,183
6/19/2007	500		69,683
6/19/2007		2,400	67,283
6/19/2007		200	67,083
6/19/2007		400	66,683
6/19/2007		100	66,583
6/19/2007		100	66,483
6/19/2007		100	66,383
6/19/2007		400	65,983
6/19/2007		100	65,883
6/19/2007		100	65,783
6/19/2007		200	65,583
6/19/2007		100	65,483
6/19/2007		300	65,183
6/19/2007		100	65,083
6/19/2007		200	64,883
6/19/2007	100		64,983
6/19/2007	100		65,083
6/19/2007	500		65,583
6/19/2007	100		65,683
6/19/2007	200		65,883
6/19/2007	100		65,983
6/19/2007	100		66,083
6/19/2007	100		66,183
6/19/2007	100		66,283
6/19/2007	100		66,383
6/19/2007	100		66,483
6/19/2007	540		67,023
6/19/2007	100		67,123
6/19/2007	200		67,323
6/19/2007	60		67,383
6/19/2007	300		67,683
6/19/2007	600		68,283
6/19/2007	100		68,383
6/20/2007	500		68,883
6/20/2007	3,400		72,283

6/20/2007	100		72,383
6/20/2007	1,000		73,383
6/20/2007		2,000	71,383
6/20/2007	500		71,883
6/20/2007	1,400		73,283
6/20/2007	100		73,383
6/20/2007	100		73,483
6/20/2007	100		73,583
6/20/2007	200		73,783
6/20/2007	100		73,883
6/20/2007	150		74,033
6/20/2007	350		74,383
6/20/2007	100		74,483
6/20/2007	200		74,683
6/20/2007	100		74,783
6/20/2007	100		74,883
6/20/2007	300		75,183
6/20/2007	363		75,546
6/21/2007	1,000		76,546
6/21/2007	200		76,746
6/21/2007	1,800		78,546
6/21/2007	1,000		79,546
6/21/2007	1,500		81,046
6/21/2007	1,500		82,546
6/21/2007	1,000		83,546
6/21/2007	200		83,746
6/21/2007	500		84,246
6/21/2007		1,634	82,612
6/21/2007	1,000		83,612
6/21/2007	500		84,112
6/21/2007		2,000	82,112
6/21/2007		100	82,012
6/21/2007		100	81,912
6/21/2007		100	81,812
6/21/2007		100	81,712
6/21/2007		100	81,612
6/21/2007		100	81,512
6/21/2007		100	81,412
6/21/2007		100	81,312
6/21/2007		7,400	73,912
6/21/2007		1,600	72,312
6/21/2007		800	71,512
6/21/2007		2,000	69,512
6/21/2007	135		69,647
6/21/2007	65		69,712
6/21/2007	100		69,812
6/21/2007	100		69,912
6/21/2007	100		70,012
6/21/2007	200		70,212

6/21/2007	100		70,312
6/21/2007	100		70,412
6/21/2007	100		70,512
6/21/2007	10		70,522
6/21/2007	90		70,612
6/21/2007	1,300		71,912
6/21/2007	300		72,212
6/21/2007	100		72,312
6/21/2007	170		72,482
6/21/2007	30		72,512
6/21/2007	70		72,582
6/21/2007	100		72,682
6/21/2007	100		72,782
6/21/2007	100		72,882
6/21/2007	830		73,712
6/21/2007	100		73,812
6/21/2007	100		73,912
6/21/2007	100		74,012
6/21/2007	100		74,112
6/21/2007	100		74,212
6/21/2007	100		74,312
6/21/2007	100		74,412
6/21/2007	2,000		76,412
6/21/2007	100		76,512
6/21/2007	100		76,612
6/21/2007	100		76,712
6/21/2007	100		76,812
6/21/2007	100		76,912
6/21/2007	100		77,012
6/21/2007	100		77,112
6/22/2007	2,500		79,612
6/22/2007	1,500		81,112
6/22/2007	1,500		82,612
6/22/2007	2,500		85,112
6/22/2007	100		85,212
6/22/2007	100		85,312
6/22/2007	100		85,412
6/22/2007	700		86,112
6/22/2007	250		86,362
6/25/2007	400		86,762
6/25/2007	1,600		88,362
6/25/2007		1,000	87,362
6/25/2007	1,000		88,362
6/25/2007	600		88,962
6/25/2007	400		89,362
6/25/2007		1,000	88,362
6/25/2007		5,000	83,362
6/25/2007		1,250	82,112
6/25/2008		100	82,012

6/25/2007	300		82,312
6/26/2007		100	82,212
6/26/2007		1,535	80,677
6/26/2007		100	80,577
6/26/2007	200		80,777
6/26/2007	300		81,077
6/27/2007	500		81,577
6/27/2007	300		81,877
6/27/2007	900		82,777
6/27/2007	600		83,377
6/27/2007	100		83,477
6/27/2007	100		83,577
6/27/2007	100		83,677
6/27/2007	100		83,777
6/27/2007	100		83,877
6/27/2007	100		83,977
6/27/2007	100		84,077
6/27/2007	100		84,177
6/27/2007	300		84,477
6/27/2007	500		84,977
6/27/2007	500		85,477
6/27/2007	500		85,977
6/27/2007	300		86,277
6/27/2007	300		86,577
6/27/2007	900		87,477
6/27/2007	100		87,577
6/27/2007	400		87,977
6/27/2007	300		88,277
6/27/2007	200		88,477
6/27/2007	300		88,777
6/27/2007	100		88,877
6/27/2007	100		88,977
6/27/2007	100		89,077
6/27/2007	100		89,177
6/27/2007	100		89,277
6/27/2007	100		89,377
6/27/2007	100		89,477
6/27/2007	400		89,877
6/27/2007	49		89,926
6/27/2007	100		90,026
6/27/2007	251		90,277
6/27/2007	200		90,477
6/27/2007	100		90,577
6/27/2007	100		90,677
6/27/2007	100		90,777
6/27/2007	100		90,877
6/27/2007	100		90,977
6/27/2007	1,000		91,977
6/27/2007	1,000		92,977

6/27/2007		2,300	90,677
6/28/2007		1,500	89,177
6/28/2007		3,400	85,777
6/28/2007		100	85,677
6/28/2007		2,900	82,777
6/28/2007		500	82,277
6/28/2007		1,000	81,277
6/28/2007	100		81,377
6/28/2007	100		81,477
6/28/2007	100		81,577
6/28/2007	200		81,777
6/28/2007	100		81,877
6/28/2007	100		81,977
6/28/2007	1,500		83,477
6/28/2007	100		83,577
6/28/2007	700		84,277
6/28/2007	500		84,777
6/29/2007		2,500	82,277
6/29/2007		370	81,907
6/29/2007		700	81,207
6/29/2007		895	80,312
6/29/2007		585	79,727
6/29/2007		300	79,427
6/29/2007		41	79,386
6/29/2007		100	79,286
6/29/2007		1,850	77,436
6/29/2007		415	77,021
7/2/2007	100		77,121
7/2/2007	600		77,721
7/2/2007	800		78,521
7/2/2007	1,500		80,021
7/2/2007	400		80,421
7/2/2007	44		80,465
7/2/2007	400		80,865
7/2/2007	100		80,965
7/2/2007		400	80,565
7/2/2007	500		81,065
7/2/2007	500		81,565
7/2/2007	590		82,155
7/2/2007	1,000		83,155
7/2/2007		1,200	81,955
7/3/2008	1,000		82,955
7/3/2008	1,000		83,955
7/3/2008	500		84,455
7/3/2007	500		84,955
7/3/2007	100		85,055
7/3/2007	200		85,255
7/3/2007	200		85,455
7/3/2007	500		85,955

7/3/2007	300		86,255
7/3/2007	300		86,555
7/5/2007	400		86,955
7/5/2007	500		87,455
7/6/2007	200		87,655
7/6/2007	300		87,955
7/6/2007	500		88,455
7/6/2007	500		88,955
7/6/2007		1,000	87,955
7/6/2007		300	87,655
7/6/2007	200		87,855
7/6/2007	100		87,955
7/6/2007	100		88,055
7/6/2007	100		88,155
7/6/2007	500		88,655
7/9/2007	200		88,855
7/9/2007	100		88,955
7/9/2007	100		89,055
7/9/2007	100		89,155
7/9/2007	1,000		90,155
7/10/2007	500		90,655
7/10/2007	500		91,155
7/10/2007	500		91,655
7/10/2007	1,000		92,655
7/10/2007	1,000		93,655
7/10/2007		2,700	90,955
7/11/2007		1,000	89,955
7/11/2007		5,300	84,655
7/11/2007		300	84,355
7/12/2007		900	83,455
7/12/2007		400	83,055
7/12/2007		100	82,955
7/12/2007	400		83,355
7/12/2007	500		83,855
7/13/2007	1,000		84,855
7/13/2007	1,000		85,855
7/13/2007	400		86,255
7/13/2007	1,100		87,355
7/13/2007	1,000		88,355
7/13/2007		100	88,255
7/13/2007	500		88,755
7/13/2007	500		89,255
7/13/2007	50		89,305
7/13/2007	450		89,755
7/16/2007		500	89,255
7/16/2007		1,000	88,255
7/16/2007		1,000	87,255
7/16/2007		800	86,455
7/16/2007		200	86,255

7/16/2007	100		86,355
7/16/2007	100		86,455
7/16/2007	700		87,155
7/17/2007		500	86,655
7/17/2007		400	86,255
7/17/2007		400	85,855
7/17/2007		3,700	82,155
7/17/2007	600		82,755
7/17/2007	350		83,105
7/17/2007	20		83,125
7/17/2007	130		83,255
7/17/2007	500		83,755
7/17/2007	200		83,955
7/18/2007	169		84,124
7/18/2007	831		84,955
7/18/2007		3,000	81,955
7/18/2007	1,000		82,955
7/18/2007	500		83,455
7/18/2007	300		83,755
7/18/2007	100		83,855
7/18/2007	100		83,955
7/18/2007	100		84,055
7/18/2007	100		84,155
7/18/2007	100		84,255
7/18/2007	200		84,455
7/19/2007	36		84,491
7/19/2007	164		84,655
7/19/2007		200	84,455
7/19/2007		2,000	82,455
7/19/2007	500		82,955
7/19/2007	1,000		83,955
7/19/2007	100		84,055
7/19/2007	100		84,155
7/19/2007	100		84,255
7/19/2007	100		84,355
7/19/2007	100		84,455
7/19/2007	100		84,555
7/19/2007	100		84,655
7/20/2007		1,500	83,155
7/20/2007		2,100	81,055
7/20/2007		700	80,355
7/20/2007		900	79,455
7/20/2007		100	79,355
7/20/2007		1,027	78,328
7/20/2007		100	78,228
7/20/2007		100	78,128
7/20/2007		150	77,978
7/23/2007		1,000	76,978
7/23/2007	500		77,478

7/23/2007	250		77,728
7/23/2007	100		77,828
7/23/2007	500		78,328
7/23/2007	150		78,478
7/23/2007	477		78,955
7/24/2007	700		79,655
7/24/2007	400		80,055
7/24/2007	100		80,155
7/24/2007	500		80,655
7/24/2007	1,000		81,655
7/24/2007	500		82,155
7/24/2007	500		82,655
7/24/2007	50		82,705
7/24/2007	150		82,855
7/25/2007		100	82,755
7/25/2007		100	82,655
7/25/2007		500	82,155
7/25/2007		8,200	73,955
7/27/2007	500		74,455
7/27/2007	1,000		75,455
7/27/2007	1,000		76,455
7/30/2007	500		76,955
7/30/2007		1,500	75,455
7/30/2007		10	75,445
7/30/2007		100	75,345
7/30/2007		100	75,245
7/30/2007		100	75,145
7/30/2007		200	74,945
7/30/2007		100	74,845
7/30/2007		400	74,445
7/30/2007		300	74,145
7/30/2007		90	74,055
7/30/2007		100	73,955
7/30/2007		350	73,605
7/31/2007		1,500	72,105
7/31/2007	149		72,254
7/31/2007	100		72,354
7/31/2007	200		72,554
7/31/2007	200		72,754
7/31/2007	300		73,054
8/1/2007	1,000		74,054
8/1/2007	1,500		75,554
8/1/2007	1,500		77,054
8/1/2007	2,500		79,554
8/1/2007	1,500		81,054
8/1/2007	2,000		83,054
8/1/2007	1,000		84,054
8/1/2007	100		84,154
8/1/2007	1		84,155

8/1/2007	99		84,254
8/1/2007	1		84,255
8/2/2007		5,000	79,255
8/3/2007	1,500		80,755
8/3/2007	2,000		82,755
8/3/2007		1,800	80,955
8/3/2007		850	80,105
8/3/2007		1,960	78,145
8/3/2007		200	77,945
8/3/2007		100	77,845
8/3/2007		90	77,755
8/3/2007		172	77,583
8/3/2007		4,078	73,505
8/3/2007		100	73,405
8/3/2007		100	73,305
8/3/2007		100	73,205
8/3/2007		100	73,105
8/3/2007		5,000	68,105
8/3/2007		1,000	67,105
8/3/2007		1,000	66,105
8/3/2007		100	66,005
8/3/2007		500	65,505
8/3/2007		500	65,005
8/3/2007		100	64,905
8/3/2007		465	64,440
8/3/2007		150	64,290
8/3/2007		500	63,790
8/3/2007		100	63,690
8/3/2007		100	63,590
8/3/2007		85	63,505
8/3/2007	2,500		66,005
8/3/2007	2,500		68,505
8/3/2007	100		68,605
8/3/2007	300		68,905
8/3/2007	100		69,005
8/3/2007	2,000		71,005
8/3/2007	500		71,505
8/3/2007	100		71,605
8/3/2007	400		72,005
8/6/2007	1,000		73,005
8/6/2007	1,000		74,005
8/6/2007		1,000	73,005
8/6/2007	150		73,155
8/6/2007	100		73,255
8/7/2007	500		73,755
8/7/2007		1,100	72,655
8/7/2007		4,000	68,655
8/7/2007		100	68,555
8/7/2007	488		69,043

8/7/2007	500		69,543
8/7/2007	300		69,843
8/7/2007	200		70,043
8/7/2007	2,000		72,043
8/7/2007	55		72,098
8/7/2007	45		72,143
8/7/2007	100		72,243
8/7/2007	100		72,343
8/7/2007	100		72,443
8/7/2007	100		72,543
8/7/2007	500		73,043
8/7/2007	81		73,124
8/7/2007	100		73,224
8/7/2007	100		73,324
8/7/2007	2,219		75,543
8/7/2007	1,500		77,043
8/7/2007	100		77,143
8/7/2007	200		77,343
8/7/2007	100		77,443
8/7/2007	250		77,693
8/8/2008		1,000	76,693
8/8/2008		1,000	75,693
8/8/2008		100	75,593
8/8/2008		1,900	73,693
8/8/2008	500		74,193
8/8/2008	500		74,693
8/8/2008	250		74,943
8/9/2007	250		75,193
8/9/2007	237		75,430
8/13/2007		1,288	74,142
8/13/2007		700	73,442
8/13/2007		300	73,142
8/13/2007		937	72,205
8/13/2007		1,300	70,905
8/13/2007		100	70,805
8/13/2007		400	70,405
8/13/2007	500		70,905
8/13/2007	500		71,405
8/13/2007	1,500		72,905
8/13/2007	200		73,105
8/13/2007	200		73,305
8/14/2007	100		73,405
8/14/2007	300		73,705
8/14/2007	200		73,905
8/14/2007	100		74,005
8/14/2007	100		74,105
8/14/2007	100		74,205
8/14/2007	100		74,305
8/14/2007	100		74,405

8/14/2007	500		74,905
8/15/2007	500		75,405
8/16/2007	1,000		76,405
8/16/2007	1,000		77,405
8/16/2007	300		77,705
8/16/2007	200		77,905
8/16/2007		700	77,205
8/16/2007		200	77,005
8/16/2007		100	76,905
8/16/2007		300	76,605
8/17/2007	200		76,805
8/17/2007	300		77,105
8/17/2007	500		77,605
8/17/2007	1,500		79,105
8/17/2007		2,000	77,105
8/17/2007	300		77,405
8/17/2007	200		77,605
8/20/2007	2,000		79,605
8/20/2007	3,000		82,605
8/20/2007	2,100		84,705
8/20/2007	400		85,105
8/20/2007	1,500		86,605
8/20/2007	200		86,805
8/20/2007	300		87,105
8/20/2007	200		87,305
8/20/2007	200		87,505
8/21/2007	1,000		88,505
8/21/2007	1,000		89,505
8/22/2007	500		90,005
8/23/2007	1,500		91,505
8/23/2007	600		92,105
8/23/2007	600		92,705
8/24/2007		5,000	87,705
8/24/2007		5,000	82,705
8/27/2008		600	82,105
8/27/2008		300	81,805
8/27/2008		4,000	77,805
8/27/2008		2,100	75,705
8/27/2008		50	75,655
8/27/2008		3,850	71,805
8/27/2008		100	71,705
8/27/2008		100	71,605
8/27/2008		100	71,505
8/27/2008		190	71,315
8/27/2008		100	71,215
8/27/2008		100	71,115
8/27/2008		6,000	65,115
8/27/2008		100	65,015
8/27/2008		2,910	62,105

8/27/2008	1,000		63,105
8/27/2008	300		63,405
8/27/2008	200		63,605
8/27/2008	300		63,905
8/28/2007		1,654	62,251
8/28/2007		846	61,405
8/28/2007		500	60,905
8/28/2007		200	60,705
8/28/2007		3,100	57,605
8/28/2007		100	57,505
8/28/2007		100	57,405
8/30/2007	200		57,605
8/30/2007	100		57,705
8/30/2007	2,145		59,850
8/30/2007	2,555		62,405
8/30/2007	500		62,905
8/30/2007	2,445		65,350
8/30/2007	955		66,305
8/30/2007	100		66,405
8/30/2007	2,500		68,905
8/30/2007	700		69,605
8/30/2007	1,800		71,405
8/30/2007		5,000	66,405
8/30/2007	2,000		68,405
8/30/2007		200	68,205
8/30/2007	1,100		69,305
8/30/2007	300		69,605
8/30/2007		100	69,505
8/30/2007		900	68,605
8/30/2007		100	68,505
8/30/2007		406	68,099
9/4/2007		5,000	63,099
9/4/2007		2,500	60,599
9/4/2007		2,500	58,099
9/4/2007		2,500	55,599
9/4/2007		1,200	54,399
9/5/2007	10,000		64,399
9/5/2007	3,000		67,399
9/5/2007	300		67,699
9/5/2007	3,200		70,899
9/5/2007	1,290		72,189
9/5/2007		894	71,295
9/5/2007	200		71,495
9/7/2007	1,500		72,995
9/7/2007		1,200	71,795
9/7/2007		700	71,095
9/7/2007		100	70,995
9/7/2007		200	70,795
9/7/2007		1,500	69,295

9/10/2007		1,000	68,295
9/10/2007		11,000	57,295
9/10/2007		2,000	55,295
9/10/2007		1,000	54,295
9/10/2007		600	53,695
9/10/2007		1,200	52,495
9/10/2007		200	52,295
9/10/2007		905	51,390
9/10/2007	4,000		55,390
9/10/2007	5,000		60,390
9/10/2007	2,500		62,890
9/10/2007	200		63,090
9/10/2007	100		63,190
9/11/2007	5,000		68,190
9/11/2007	500		68,690
9/11/2007	1,500		70,190
9/11/2007	200		70,390
9/11/2007	400		70,790
9/11/2007	500		71,290
9/12/2007	1,500		72,790
9/13/2007	500		73,290
9/13/2007	1,000		74,290
9/13/2007		200	74,090
9/13/2007		100	73,990
9/13/2007		100	73,890
9/13/2007		100	73,790
9/13/2007		200	73,590
9/13/2007		100	73,490
9/13/2007		373	73,117
9/13/2007		127	72,990
9/14/2007	1,000		73,990
9/14/2007		500	73,490
9/14/2007		100	73,390
9/14/2007		100	73,290
9/14/2007		100	73,190
9/14/2007	200		73,390
9/14/2007	100		73,490
9/14/2007	800		74,290
9/14/2007	100		74,390
9/17/2007		1,000	73,390
9/17/2007		5,000	68,390
9/17/2007		1,295	67,095
9/17/2007		2,000	65,095
9/17/2007		1,200	63,895
9/17/2007		1,400	62,495
9/17/2007	200		62,695
9/18/2007		6,390	56,305
9/18/2007		100	56,205
9/18/2007		200	56,005

9/18/2007		100	55,905
9/18/2007		400	55,505
9/18/2007	500		56,005
9/18/2007	200		56,205
9/18/2007	100		56,305
9/18/2007	100		56,405
9/18/2007	200		56,605
9/18/2007	100		56,705
9/19/2007	1,000		57,705
9/19/2007	1,000		58,705
9/19/2007	400		59,105
9/19/2007	1,600		60,705
9/19/2007	2,000		62,705
9/19/2007	400		63,105
9/19/2007	300		63,405
9/20/2007		4,400	59,005
9/20/2007	1,500		60,505
9/24/2007	1,000		61,505
9/24/2007	500		62,005
9/24/2007	500		62,505
9/24/2007	2,000		64,505
9/24/2007		5,200	59,305
9/24/2007		400	58,905
9/24/2007		100	58,805
9/24/2007		100	58,705
9/24/2007		5,200	53,505
9/24/2007		2,600	50,905
9/24/2007		1,000	49,905
9/24/2007		361	49,544
9/24/2007		100	49,444
9/24/2007		939	48,505
9/24/2007	2,500		51,005
9/24/2007	2,500		53,505
9/25/2007		1,500	52,005
9/25/2007	1,000		53,005
9/25/2007	600		53,605
9/25/2007	100		53,705
9/25/2007	100		53,805
9/25/2007	100		53,905
9/25/2007	100		54,005
9/27/2007		1,500	52,505
9/27/2007		2,120	50,385
9/27/2007		100	50,285
9/27/2007		100	50,185
10/1/2007		980	49,205
10/1/2007		1,380	47,825
10/2/2007		1,500	46,325
10/2/2007		295	46,030
10/2/2007		1,000	45,030

10/2/2007		3,000	42,030
10/2/2007		100	41,930
10/2/2007		1,400	40,530
10/2/2007		300	40,230
10/2/2007		8,905	31,325
10/3/2007	1,000		32,325
10/3/2007	5,000		37,325
10/4/2007		700	36,625
10/8/2007		1,500	35,125
10/11/2007	800		35,925
10/11/2007	1,000		36,925
10/11/2007	300		37,225
10/11/2007	200		37,425
10/11/2007	133		37,558
10/11/2007	100		37,658
10/11/2007	100		37,758
10/11/2007	200		37,958
10/11/2007	100		38,058
10/11/2007	367		38,425
10/11/2007	200		38,625
10/11/2007	100		38,725
10/11/2007	200		38,925
10/11/2007	200		39,125
10/11/2007	200		39,325
10/11/2007	200		39,525
10/11/2007	200		39,725
10/11/2007	200		39,925
10/11/2007	100		40,025
10/11/2007	200		40,225
10/11/2007	200		40,425
10/11/2007	200		40,625
10/11/2007	100		40,725
10/11/2007	100		40,825
10/11/2007	1,500		42,325
10/11/2007	100		42,425
10/12/2007		3,320	39,105
10/12/2007		200	38,905
10/12/2007		100	38,805
10/12/2007		3,900	34,905
10/12/2007		1,100	33,805
10/17/2007		1,000	32,805
10/17/2007		1,200	31,605
10/17/2007		100	31,505
10/17/2007		900	30,605
10/17/2007		100	30,505
10/17/2007		200	30,305
10/17/2007		200	30,105
10/17/2007		300	29,805
10/17/2007		100	29,705

10/17/2007		100	29,605
10/18/2007		300	29,305
10/22/2007	1,000		30,305
10/22/2007	500		30,805
10/22/2007	500		31,305
10/22/2007	1,000		32,305
10/25/2007		1,000	31,305
10/25/2007		500	30,805
10/25/2007		500	30,305
10/25/2007		500	29,805
10/25/2007		1,000	28,805
10/25/2007		1,000	27,805
10/25/2007		1,000	26,805
10/26/2007	1,000		27,805
10/30/2007		600	27,205
10/30/2007		400	26,805
10/30/2007		100	26,705
10/30/2007		900	25,805
11/13/2007	500		26,305
11/14/2007	300		26,605
11/14/2007	1,200		27,805
11/14/2007	200		28,005
11/14/2007	100		28,105
11/14/2007	100		28,205
11/14/2007	100		28,305
11/14/2007	500		28,805
11/19/2007	100		28,905
11/19/2007	100		29,005
11/19/2007	100		29,105
11/19/2007	100		29,205
11/19/2007	2,600		31,805
11/19/2007	100		31,905
11/19/2007	400		32,305
11/19/2007	100		32,405
11/19/2007	49		32,454
11/19/2007	2,351		34,805
11/19/2007	100		34,905
11/19/2007	100		35,005
11/19/2007	300		35,305
11/19/2007	100		35,405
11/19/2007	100		35,505
11/19/2007	270		35,775
11/19/2007	200		35,975
11/19/2007	100		36,075
11/19/2007	100		36,175
11/19/2007	100		36,275
11/19/2007	30		36,305
11/19/2007	400		36,705
11/19/2007	600		37,305

11/19/2007	100		37,405
11/19/2007	400		37,805
11/20/2007		100	37,705
11/20/2007		100	37,605
11/20/2007		200	37,405
11/20/2007		100	37,305
11/20/2007		90	37,215
11/20/2007		100	37,115
11/20/2007		45	37,070
11/20/2007		100	36,970
11/20/2007		10	36,960
11/20/2007		100	36,860
11/20/2007		55	36,805
11/20/2007		1,000	35,805
11/21/2007		200	35,605
11/21/2007		100	35,505
11/21/2007		1,700	33,805
11/21/2007		300	33,505
11/21/2007		100	33,405
11/21/2007		600	32,805
11/21/2007	1,000		33,805
11/21/2007	100		33,905
11/21/2007	900		34,805
11/21/2007	1,000		35,805
11/21/2007	300		36,105
11/21/2007	1,700		37,805
11/23/2007		100	37,705
11/23/2007		100	37,605
11/23/2007		190	37,415
11/23/2007	100		37,515
11/23/2007	100		37,615
11/23/2007	300		37,915
11/23/2007	350		38,265
11/26/2007		2,460	35,805
11/27/2007		1,000	34,805
11/27/2007		2,000	32,805
11/27/2007		900	31,905
11/27/2007		389	31,516
11/27/2007		100	31,416
11/27/2007		100	31,316
12/3/2007		2,511	28,805
12/3/2007	500		29,305
12/3/2007	1,000		30,305
12/3/2007	200		30,505
12/3/2007	300		30,805
12/3/2007	500		31,305
12/3/2007	500		31,805
12/3/2007	500		32,305
12/3/2007	700		33,005

12/3/2007	300		33,305
12/3/2007	75		33,380
12/3/2007	400		33,780
12/3/2007	500		34,280
12/3/2007	525		34,805
12/3/2007	25		34,830
12/3/2007	475		35,305
12/3/2007	300		35,605
12/3/2007	200		35,805
12/3/2007	1,000		36,805
12/4/2007		1,500	35,305
12/4/2007		1,000	34,305
12/4/2007		2,500	31,805
12/4/2007		100	31,705
12/4/2007		3,700	28,005
12/4/2007		100	27,905
12/4/2007		1,100	26,805
12/4/2007		200	26,605
12/4/2007		2,114	24,491
12/4/2007		2,886	21,605
12/4/2007	1,300		22,905
12/4/2007	1,000		23,905
12/4/2007	257		24,162
12/4/2007	1,400		25,562
12/4/2007	100		25,662
12/4/2007	100		25,762
12/4/2007	100		25,862
12/4/2007	100		25,962
12/4/2007	1,700		27,662
12/4/2007	500		28,162
12/4/2007	200		28,362
12/4/2007	43		28,405
12/4/2007	2,000		30,405
12/4/2007	400		30,805
12/4/2007	400		31,205
12/4/2007	100		31,305
12/7/2007		1,000	30,305
12/10/2007	1,000		31,305
12/10/2007	300		31,605
12/10/2007	100		31,705
12/10/2007	500		32,205
12/10/2007	200		32,405
12/10/2007	300		32,705
12/10/2007	1,100		33,805
12/13/2007		900	32,905
12/13/2007		100	32,805
12/13/2007		590	32,215
12/13/2007		100	32,115
12/13/2007		500	31,615

12/13/2007		100	31,515
12/13/2007		100	31,415
12/13/2007		100	31,315
12/13/2007		100	31,215
12/17/2007	500		31,715
12/17/2007	400		32,115
12/17/2007	600		32,715
12/20/2007		1,172	31,543
12/20/2007	900		32,443
12/20/2007	362		32,805
12/27/2007		1,000	31,805
1/3/2008		300	31,505
1/3/2008		100	31,405
1/3/2008		100	31,305
1/3/2008		100	31,205
1/7/2008		100	31,105
1/7/2008		100	31,005
1/7/2008		100	30,905
1/7/2008		100	30,805
1/9/2008		100	30,705
1/9/2008		400	30,305
1/11/2008		500	29,805
1/11/2008		700	29,105
1/11/2008		300	28,805
1/11/2008	100		28,905
1/11/2008	400		29,305
1/14/2008		1,000	28,305
1/14/2008		500	27,805
1/14/2008		100	27,705
1/14/2008		100	27,605
1/14/2008		100	27,505
1/14/2008		100	27,405
1/15/2008	300		27,705
1/15/2008	1,000		28,705
1/15/2008	500		29,205
1/15/2008	100		29,305
1/15/2008	100		29,405
1/15/2008	100		29,505
1/15/2008	200		29,705
1/15/2008	200		29,905
1/15/2008	300		30,205
1/16/2008	100		30,305
1/16/2008	150		30,455
1/16/2008	100		30,555
1/16/2008	100		30,655
1/16/2008	50		30,705
1/17/2008		1,400	29,305
1/18/2008	500		29,805
1/22/2008	600		30,405

1/24/2008	18		30,423
1/24/2008	100		30,523
1/24/2008	332		30,855
2/11/2008	1,500		32,355
2/11/2008	500		32,855
2/11/2008	3,000		35,855
2/11/2008	1,000		36,855
2/11/2008	2,000		38,855
2/11/2008	1,900		40,755
2/11/2008	100		40,855
2/11/2008	1,900		42,755
2/11/2008	600		43,355
2/12/2008		3,000	40,355
2/13/2008	1,500		41,855
2/13/2008	1,000		42,855
2/13/2008	950		43,805
2/13/2008	450		44,255
2/15/2008		1,000	43,255
2/15/2008	100		43,355
2/15/2008	900		44,255
2/15/2008	1,000		45,255
2/15/2008		500	44,755
2/15/2008		400	44,355
2/15/2008		50	44,305
2/15/2008	300		44,605
2/15/2008	300		44,905
2/19/2008		100	44,805
2/19/2008	300		45,105
2/21/2008	125		45,230
2/27/2008		1,200	44,030
2/27/2008	1,000		45,030
2/27/2008	300		45,330
2/27/2008	1,200		46,530
2/27/2008	200		46,730
2/27/2008	100		46,830
2/27/2008	100		46,930
2/27/2008	1,400		48,330
2/27/2008	700		49,030
2/27/2008	575		49,605
2/27/2008	250		49,855
2/27/2008	250		50,105
2/28/2008	400		50,505
2/28/2008	800		51,305
2/29/2008	1,000		52,305
2/29/2008	2,000		54,305
2/29/2008	200		54,505
2/29/2008	100		54,605
2/29/2008	133		54,738
2/29/2008	100		54,838

2/29/2008	200		55,038
2/29/2008	200		55,238
2/29/2008	200		55,438
2/29/2008	133		55,571
2/29/2008	178		55,749
2/29/2008	118		55,867
2/29/2008	200		56,067
2/29/2008	38		56,105
2/29/2008	500		56,605
2/29/2008	1,000		57,605
2/29/2008	700		58,305
2/29/2008	1,700		60,005
2/29/2008	1,300		61,305
3/3/2008		100	61,205
3/3/2008		900	60,305
3/3/2008		100	60,205
3/3/2008		199	60,006
3/3/2008		100	59,906
3/3/2008		1,101	58,805
3/3/2008		100	58,705
3/3/2008		100	58,605
3/3/2008		499	58,106
3/3/2008	200		58,306
3/3/2008	100		58,406
3/3/2008	35		58,441
3/3/2008	915		59,356
3/6/2008	700		60,056
3/10/2008		3,700	56,356
3/12/2008		1,700	54,656
3/12/2008	949		55,605
3/13/2008	1,700		57,305
3/14/2008	212		57,517
3/14/2008	788		58,305
3/14/2008	1,000		59,305
3/14/2008	200		59,505
3/14/2008	500		60,005
3/19/2008	100		60,105
3/19/2008	500		60,605
3/19/2008	2,400		63,005
3/19/2008	300		63,305
3/19/2008	100		63,405
3/19/2008	200		63,605
3/19/2008	100		63,705
3/19/2008	100		63,805
3/19/2008	800		64,605
3/19/2008	85		64,690
3/19/2008	1,015		65,705
3/19/2008	400		66,105
3/19/2008	2,500		68,605

3/19/2008	600	69,205
3/19/2008	400	69,605
3/19/2008	100	69,705
3/19/2008	100	69,805
3/19/2008	400	70,205
3/19/2008	100	70,305
3/19/2008	900	71,205
3/24/2008	600	71,805
3/24/2008	100	71,905
3/24/2008	1,300	73,205
3/24/2008	1,050	74,255
3/24/2008	200	74,455
3/25/2008	200	74,655
3/25/2008	300	74,955
3/25/2008	500	75,455
3/25/2008	500	75,955
3/25/2008	500	76,455
3/25/2008	100	76,555
3/25/2008	400	76,955
3/25/2008	500	77,455
3/25/2008	100	77,555
3/25/2008	100	77,655
3/25/2008	100	77,755
3/25/2008	200	77,955
3/25/2008	100	78,055
3/25/2008	400	78,455
3/25/2008	350	78,805
3/25/2008	900	79,705
3/25/2008	1,200	80,905
3/25/2008	200	81,105
3/25/2008	100	81,205
3/25/2008	5,000	86,205
3/25/2008	1,000	87,205
3/26/2008	1,000	88,205
3/26/2008	1,000	89,205
3/26/2008	1,000	90,205
3/26/2008	1,000	91,205
3/26/2008	300	91,505
3/26/2008	700	92,205
3/26/2008	100	92,305
3/26/2008	100	92,405
3/26/2008	100	92,505
3/26/2008	100	92,605
3/26/2008	100	92,705
3/26/2008	100	92,805
3/26/2008	300	93,105
3/26/2008	1,000	94,105
3/26/2008	1,000	95,105
3/26/2008	1,000	96,105

3/26/2008	100		96,205
3/27/2008		300	95,905
3/27/2008		500	95,405
3/27/2008	2,500		97,905
3/27/2008	3,000		100,905
3/27/2008	3,000		103,905
3/27/2008	100		104,005
3/27/2008	900		104,905
3/28/2008		300	104,605
3/28/2008		1,900	102,705
3/28/2008		100	102,605
3/28/2008		575	102,030
3/28/2008		100	101,930
3/28/2008		500	101,430
3/28/2008		500	100,930
3/28/2008		2,200	98,730
3/28/2008		800	97,930
3/28/2008		200	97,730
3/28/2008		100	97,630
3/28/2008		100	97,530
3/28/2008		100	97,430
3/28/2008		100	97,330
3/28/2008		425	96,905
3/28/2008		100	96,805
3/28/2008		100	96,705
3/28/2008		100	96,605
3/28/2008		100	96,505
3/28/2008		100	96,405
3/28/2008		100	96,305
3/28/2008		200	96,105
3/28/2008		200	95,905
3/28/2008		100	95,805
3/28/2008		200	95,605
3/28/2008		300	95,305
3/28/2008		900	94,405
3/28/2008	1,040		95,445
3/28/2008	235		95,680
3/31/2008	2,500		98,180
3/31/2008	2,000		100,180
3/31/2008	3,000		103,180
3/31/2008	1,525		104,705
4/1/2008	1,500		106,205
4/1/2008	2,000		108,205
4/1/2008	1,000		109,205
4/3/2008		4,500	104,705
4/4/2008		200	104,505
4/4/2008		209	104,296
4/4/2008		200	104,096
4/4/2008		400	103,696

4/4/2008		100	103,596
4/4/2008		100	103,496
4/4/2008	200		103,696
4/4/2008	399		104,095
4/4/2008	500		104,595
4/4/2008	100		104,695
4/4/2008	500		105,195
4/4/2008	500		105,695
4/4/2008	500		106,195
4/4/2008	100		106,295
4/4/2008	100		106,395
4/4/2008	100		106,495
4/4/2008	200		106,695
4/4/2008	200		106,895
4/7/2008	100		106,995
4/7/2008	100		107,095
4/7/2008	100		107,195
4/7/2008	300		107,495
4/7/2008	500		107,995
4/7/2008	300		108,295
4/7/2008	610		108,905
4/7/2008	250		109,155
4/11/2008		2,000	107,155
4/11/2008		1,000	106,155
4/11/2008		100	106,055
4/11/2008		200	105,855
4/11/2008		300	105,555
4/11/2008		5,900	99,655
4/11/2008		100	99,555
4/11/2008	100		99,655
4/11/2008	200		99,855
4/11/2008	100		99,955
4/14/2008	1,450		101,405
4/14/2008	1,500		102,905
4/14/2008	1,500		104,405
4/15/2008	500		104,905
4/15/2008	100		105,005
4/15/2008	100		105,105
4/15/2008	100		105,205
4/15/2008	100		105,305
4/15/2008	100		105,405
4/15/2008	100		105,505
4/15/2008	100		105,605
4/15/2008	100		105,705
4/15/2008	100		105,805
4/15/2008	100		105,905
4/15/2008	625		106,530
4/15/2008	75		106,605
4/15/2008	800		107,405

4/15/2008	1,500		108,905
4/15/2008	500		109,405
4/15/2008	250		109,655
4/15/2008	100		109,755
4/15/2008	100		109,855
4/15/2008	1,050		110,905
4/16/2008	1,500		112,405
4/16/2008	500		112,905
4/16/2008	500		113,405
4/16/2008	100		113,505
4/16/2008	100		113,605
4/16/2008	100		113,705
4/16/2008	100		113,805
4/16/2008	100		113,905
4/16/2008	100		114,005
4/16/2008	100		114,105
4/16/2008	500		114,605
4/16/2008	500		115,105
4/18/2008	1,750		116,855
4/18/2008	100		116,955
4/18/2008	1,600		118,555
4/18/2008	1,400		119,955
4/18/2008	1,000		120,955
4/18/2008	1,000		121,955
4/18/2008	2,500		124,455
4/18/2008	2,500		126,955
4/18/2008	500		127,455
4/24/2008		1,668	125,787
4/25/2008		2,000	123,787
4/25/2008	300		124,087
4/28/2008		700	123,387
4/28/2008		600	122,787
4/28/2008		182	122,605
4/28/2008		200	122,405
4/28/2008		300	122,105
4/28/2008		100	122,005
4/28/2008		700	121,305
4/28/2008		200	121,105
4/28/2008		100	121,005
4/28/2008		200	120,805
4/28/2008		200	120,605
4/28/2008		100	120,505
4/28/2008		100	120,405
4/28/2008		200	120,205
4/28/2008		100	120,105
4/28/2008		100	120,005
4/28/2008		500	119,505
4/28/2008		600	118,905
4/28/2008		500	118,405

4/28/2008		800	117,605
4/28/2008		100	117,505
4/28/2008		1,200	116,305
4/28/2008		100	116,205
4/28/2008		100	116,105
4/28/2008		500	115,605
4/28/2008		200	115,405
4/28/2008		100	115,305
4/28/2008		100	115,205
4/28/2008	2,500		117,705
4/28/2008	500		118,205
4/28/2008	500		118,705
4/28/2008	300		119,005
4/29/2008		10,000	109,005
4/29/2008		1,068	107,937
4/29/2008		500	107,437
4/29/2008		100	107,337
4/29/2008		200	107,137
4/29/2008		200	106,937
4/29/2008		332	106,605
4/29/2008		100	106,505
4/29/2008	282		106,787
4/29/2008	2,500		109,287
4/29/2008	1,500		110,787
4/29/2008	500		111,287
4/29/2008	500		111,787
4/29/2008	500		112,287
4/29/2008	500		112,787
4/29/2008	500		113,287
4/29/2008	100		113,387
4/29/2008	100		113,487
4/29/2008	100		113,587
4/29/2008	400		113,987
4/29/2008	2,000		115,987
4/30/2008		1,000	114,987
4/30/2008		24,000	90,987
4/30/2008	300		91,287
4/30/2008	300		91,587
4/30/2008	300		91,887
4/30/2008	200		92,087
4/30/2008	100		92,187
5/2/2008		100	92,087
5/2/2008		100	91,987
5/2/2008		200	91,787
5/2/2008		100	91,687
5/2/2008		200	91,487
5/2/2008		100	91,387
5/2/2008		113	91,274
5/2/2008		100	91,174

5/2/2008		100	91,074
5/2/2008		87	90,987
5/5/2008	300		91,287
5/5/2008	100		91,387
5/9/2008	1,818		93,205
5/9/2008	100		93,305
5/9/2008	500		93,805
5/9/2008	500		94,305
5/9/2008	100		94,405
5/9/2008	400		94,805
5/9/2008	2,200		97,005
5/9/2008	300		97,305
5/9/2008	500		97,805
5/9/2008	1,400		99,205
5/9/2008	1,100		100,305
5/16/2008		7,900	92,405
5/16/2008		1,500	90,905
5/16/2008		7,600	83,305
5/16/2008		3,000	80,305
5/16/2008		400	79,905
5/16/2008		4,600	75,305
5/16/2008		126	75,179
5/16/2008	1,800		76,979
5/16/2008	826		77,805
5/16/2008	100		77,905
5/16/2008	600		78,505
5/16/2008	600		79,105
5/16/2008	3,300		82,405
5/16/2008	400		82,805
5/16/2008	100		82,905
5/16/2008	100		83,005
5/16/2008	100		83,105
5/16/2008	100		83,205
5/16/2008	100		83,305
5/16/2008	100		83,405
5/16/2008	100		83,505
5/16/2008	300		83,805
5/16/2008	100		83,905
5/16/2008	100		84,005
5/16/2008	100		84,105
5/16/2008	100		84,205
5/16/2008	100		84,305
5/16/2008	100		84,405
5/16/2008	100		84,505
5/16/2008	100		84,605
5/16/2008	100		84,705
5/16/2008	100		84,805
5/16/2008	100		84,905
5/16/2008	400		85,305

5/16/2008	200		85,505
5/19/2008	2,500		88,005
5/19/2008	2,300		90,305
5/19/2008	400		90,705
5/19/2008	400		91,105
5/19/2008	100		91,205
5/19/2008	500		91,705
5/19/2008	1,100		92,805
5/19/2008	1,500		94,305
5/19/2008	2,500		96,805
5/20/2008	2,000		98,805
5/20/2008		100	98,705
5/20/2008		100	98,605
5/20/2008		100	98,505
5/20/2008		100	98,405
5/20/2008		100	98,305
5/20/2008		100	98,205
5/20/2008		100	98,105
5/20/2008		2,100	96,005
5/20/2008		100	95,905
5/20/2008		100	95,805
5/20/2008		100	95,705
5/20/2008		1,900	93,805
5/20/2008		900	92,905
5/20/2008		4,100	88,805
5/20/2008		400	88,405
5/20/2008		700	87,705
5/20/2008		100	87,605
5/20/2008		2,000	85,605
5/20/2008		1,600	84,005
5/20/2008		100	83,905
5/20/2008		100	83,805
5/20/2008		1,500	82,305
5/20/2008		100	82,205
5/20/2008		1,600	80,605
5/20/2008		100	80,505
5/20/2008		100	80,405
5/20/2008		600	79,805
5/20/2008		1,000	78,805
5/20/2008	4,000		82,805
5/20/2008	5,000		87,805
5/20/2008	10,000		97,805
5/21/2008		1,400	96,405
5/21/2008		200	96,205
5/21/2008		800	95,405
5/21/2008		3,000	92,405
5/21/2008		100	92,305
5/21/2008		6,900	85,405
5/21/2008	1,300		86,705

5/21/2008	100		86,805
5/21/2008	500		87,305
5/22/2008		1,616	85,689
5/22/2008		100	85,589
5/22/2008		100	85,489
5/22/2008		584	84,905
5/22/2008		4,118	80,787
5/22/2008		200	80,587
5/22/2008		100	80,487
5/22/2008		100	80,387
5/22/2008		200	80,187
5/22/2008		100	80,087
5/22/2008		100	79,987
5/22/2008		82	79,905
5/27/2008		100	79,805
5/27/2008		100	79,705
5/27/2008		1,800	77,905
5/27/2008		100	77,805
5/27/2008		4,000	73,805
5/27/2008		100	73,705
5/27/2008		4,900	68,805
5/27/2008		100	68,705
5/27/2008		2,800	65,905
5/27/2008		3,600	62,305
5/27/2008		1,500	60,805
5/27/2008		200	60,605
5/27/2008		1,500	59,105
5/27/2008		100	59,005
5/27/2008		500	58,505
5/27/2008		100	58,405
5/27/2008		200	58,205
5/27/2008		100	58,105
5/27/2008		1,500	56,605
5/27/2008	300		56,905
5/27/2008	200		57,105
5/27/2008	300		57,405
5/27/2008	100		57,505
5/27/2008	600		58,105
5/27/2008	400		58,505
5/28/2008	3,100		61,605
5/28/2008		10,000	51,605
5/29/2008		1,259	50,346
5/29/2008	1,900		52,246
5/29/2008	1,000		53,246
5/29/2008	1,000		54,246
5/29/2008	100		54,346
6/6/2008	500		54,846
6/6/2008	500		55,346
6/6/2008	500		55,846

6/6/2008	500		56,346
6/6/2008	500		56,846
6/6/2008	500		57,346
6/6/2008	500		57,846
6/6/2008	500		58,346
6/6/2008	500		58,846
6/6/2008	500		59,346
6/9/2008	2,370		61,716
6/9/2008	130		61,846
6/10/2008		1,373	60,473
6/10/2008		3,627	56,846
6/11/2008	4,500		61,346
6/11/2008	100		61,446
6/11/2008	100		61,546
6/11/2008	300		61,846
6/11/2008	700		62,546
6/11/2008	1,540		64,086
6/11/2008	1,500		65,586
6/11/2008	445		66,031
6/11/2008	100		66,131
6/11/2008	465		66,596
6/16/2008		2,100	64,496
6/17/2008		4,400	60,096
6/19/2008	1,500		61,596
6/21/2008	500		62,096
6/24/2008	4,500		66,596
6/24/2008	200		66,796
6/24/2008	100		66,896
6/24/2008	100		66,996
6/24/2008	100		67,096
6/24/2008	1,500		68,596
6/24/2008	100		68,696
6/24/2008	5,000		73,696
6/24/2008	2,900		76,596
6/24/2008	100		76,696
6/24/2008	300		76,996
6/24/2008	300		77,296
6/24/2008	800		78,096
6/25/2008	500		78,596
6/25/2008	500		79,096
6/26/2008	900		79,996
6/26/2008	600		80,596
6/26/2008	2,500		83,096
6/26/2008	1,500		84,596
6/26/2008	600		85,196
6/26/2008	900		86,096
6/26/2008	1,000		87,096
6/26/2008	1,000		88,096
6/26/2008	300		88,396

6/26/2008	100		88,496
6/26/2008	100		88,596
6/26/2008	1,600		90,196
6/26/2008	200		90,396
6/26/2008	100		90,496
6/26/2008	100		90,596
6/27/2008		100	90,496
6/27/2008		1,000	89,496
6/27/2008		500	88,996
6/27/2008		500	88,496
6/27/2008		500	87,996
6/27/2008		500	87,496
6/27/2008		500	86,996
6/27/2008		500	86,496
6/27/2008		500	85,996
6/27/2008		500	85,496
6/27/2008		500	84,996
6/27/2008		100	84,896
6/27/2008		500	84,396
6/27/2008		3,800	80,596
6/27/2008	100		80,696
6/27/2008	400		81,096
6/27/2008	100		81,196
6/27/2008	400		81,596
6/27/2008	4,000		85,596
6/27/2008	200		85,796
6/27/2008	600		86,396
6/27/2008	100		86,496
6/27/2008	200		86,696
6/27/2008	300		86,996
6/27/2008	100		87,096
6/27/2008	2,500		89,596
6/27/2008	300		89,896
6/27/2008	100		89,996
6/27/2008	100		90,096
6/27/2008	2,500		92,596
6/27/2008	100		92,696
6/27/2008	100		92,796
6/27/2008	100		92,896
6/27/2008	1,700		94,596
6/27/2008	200		94,796
6/27/2008	300		95,096
6/27/2008	500		95,596
6/27/2008	400		95,996
6/27/2008	100		96,096
6/27/2008	100		96,196
6/27/2008	100		96,296
6/27/2008	1,300		97,596
6/30/2008	1,660		99,256

6/30/2008	340		99,596
6/30/2008	500		100,096
6/30/2008	100		100,196
6/30/2008	100		100,296
6/30/2008	100		100,396
6/12/2008	2,500		102,896
6/12/2008	4,513		107,409
6/12/2008	387		107,796
6/12/2008	300		108,096
6/12/2008	300		108,396
6/12/2008	10,000		118,396
6/13/2008	200		118,596
6/16/2008		600	117,996
6/16/2008		100	117,896
6/16/2008		1,800	116,096
6/16/2008		3,900	112,196
6/16/2008		100	112,096
6/16/2008		100	111,996
6/16/2008		200	111,796
6/16/2008		700	111,096
6/17/2008	2,500		113,596
6/17/2008	1,500		115,096
6/17/2008	700		115,796
6/18/2008	2,500		118,296
6/18/2008	2,500		120,796
6/18/2008	500		121,296
6/18/2008	200		121,496
6/18/2008	150		121,646
6/19/2008	2,400		124,046
6/19/2008	400		124,446
6/19/2008	2,200		126,646
6/19/2008	1,000		127,646
6/19/2008	200		127,846
6/19/2008	100		127,946
6/19/2008	2,300		130,246
6/19/2008	200		130,446
6/19/2008	1,200		131,646
6/19/2008	100		131,746
6/19/2008	100		131,846
6/19/2008	100		131,946
6/20/2008		1,000	130,946
6/20/2008		1,100	129,846
6/20/2008		200	129,646
6/20/2008		200	129,446
6/20/2008		2,250	127,196
6/20/2008		3,500	123,696
6/20/2008		300	123,396
6/20/2008		800	122,596
6/20/2008		400	122,196

6/20/2008		600	121,596
6/20/2008		300	121,296
6/20/2008		1,000	120,296
6/20/2008		300	119,996
6/20/2008		100	119,896
6/20/2008		100	119,796
6/20/2008		100	119,696
6/20/2008		2,000	117,696
6/20/2008		100	117,596
6/20/2008		34	117,562
6/20/2008		1,500	116,062
6/20/2008		1,366	114,696
6/20/2008	300		114,996
6/20/2008	1,300		116,296
6/20/2008	3,400		119,696
6/20/2008	100		119,796
6/20/2008	100		119,896
6/20/2008	200		120,096
6/20/2008	2,100		122,196
6/20/2008	100		122,296
6/20/2008	600		122,896
6/20/2008	100		122,996
6/20/2008	1,700		124,696
6/20/2008	500		125,196
6/20/2008	500		125,696
6/20/2008	100		125,796
6/23/2008		2,000	123,796
6/23/2008		1,000	122,796
6/23/2008		2,500	120,296
6/23/2008		38	120,258
6/23/2008		4,962	115,296
6/23/2008		1,000	114,296
6/23/2008		75	114,221
6/23/2008		30	114,191
6/23/2008		90	114,101
6/23/2008		515	113,586
6/23/2008		1,115	112,471
6/23/2008		140	112,331
6/23/2008		50	112,281
6/23/2008		800	111,481
6/23/2008		1,185	110,296
6/23/2008	100		110,396
6/23/2008	4,900		115,296
6/30/2008	500		115,796
6/30/2008	2,000		117,796
6/30/2008	300		118,096
6/30/2008	200		118,296
6/30/2008	200		118,496
6/30/2008	2,600		121,096

6/30/2008	100		121,196
6/30/2008	100		121,296
6/30/2008	300		121,596
7/1/2008	1,000		122,596
7/1/2008	100		122,696
7/1/2008	100		122,796
7/1/2008	600		123,396
7/1/2008	500		123,896
7/1/2008	100		123,996
7/1/2008	100		124,096
7/1/2008	100		124,196
7/1/2008	100		124,296
7/1/2008	100		124,396
7/1/2008	100		124,496
7/1/2008	100		124,596
7/2/2008	3,600		128,196
7/2/2008	1,900		130,096
7/2/2008	1,000		131,096
7/2/2008	200		131,296
7/2/2008	300		131,596
7/8/2008		4,000	127,596
7/8/2008	1,500		129,096
7/8/2008	250		129,346
7/9/2008		8,800	120,546
7/9/2008		1,200	119,346
7/9/2008		100	119,246
7/9/2008		1,400	117,846
7/9/2008	250		118,096
7/9/2008	300		118,396
7/9/2008	250		118,646
7/9/2008	100		118,746
7/9/2008	100		118,846
7/9/2008	100		118,946
7/9/2008	200		119,146
7/9/2008	100		119,246
7/9/2008	400		119,646
7/9/2008	70		119,716
7/10/2008	2,500		122,216
7/10/2008		2,620	119,596
7/10/2008	1,500		121,096
7/10/2008	300		121,396
7/10/2008	700		122,096
7/10/2008	100		122,196
7/10/2008	100		122,296
7/11/2008		4,967	117,329
7/11/2008		33	117,296
7/11/2008		5,000	112,296
7/11/2008		7,000	105,296
7/11/2008		3,000	102,296

7/11/2008		30,500	71,796
7/11/2008		2,250	69,546
7/11/2008		2,500	67,046
7/11/2008		250	66,796
7/11/2008	300		67,096
7/11/2008	12,500		79,596
7/11/2008	100		79,696
7/11/2008	500		80,196
7/11/2008	500		80,696
7/11/2008	500		81,196
7/11/2008	500		81,696
7/11/2008	500		82,196
7/11/2008	1,000		83,196
7/11/2008	1,400		84,596
7/14/2008	2,207		86,803
7/14/2008	5,453		92,256
7/14/2008	100		92,356
7/14/2008	1,240		93,596
7/14/2008	100		93,696
7/14/2008	100		93,796
7/14/2008	1,800		95,596
7/14/2008	8,000		103,596
7/14/2008	500		104,096
7/14/2008	100		104,196
7/14/2008	100		104,296
7/16/2008	300		104,596
7/16/2008	1,000		105,596
7/16/2008	500		106,096
7/16/2008	100		106,196
7/16/2008	350		106,546
7/16/2008	700		107,246
7/16/2008		258	106,988
7/16/2008		1,500	105,488
7/16/2008		200	105,288
7/16/2008		92	105,196
7/16/2008	2,500		107,696
7/16/2008	100		107,796
7/16/2008	100		107,896
7/16/2008	400		108,296
7/16/2008	900		109,196
7/16/2008	2,500		111,696
7/16/2008	1,500		113,196
7/16/2008	100		113,296
7/16/2008	600		113,896
7/16/2008	100		113,996
7/16/2008	1,000		114,996
7/16/2008	1,600		116,596
7/17/2008	1,600		118,196
7/17/2008	2,500		120,696

7/17/2008	4,500		125,196
7/17/2008	5,000		130,196
7/17/2008	700		130,896
7/17/2008	4,300		135,196
7/17/2008	500		135,696
7/17/2008	49		135,745
7/17/2008	300		136,045
7/17/2008	2,242		138,287
7/17/2008	50		138,337
7/17/2008	1,651		139,988
7/17/2008	5,207		145,195
7/17/2008	1,200		146,395
7/17/2008	1,301		147,696
7/17/2008	500		148,196
7/17/2008	100		148,296
7/17/2008	100		148,396
7/17/2008	900		149,296
7/17/2008	900		150,196
7/18/2008	1,250		151,446
7/21/2008	100		151,546
7/21/2008	100		151,646
7/21/2008	200		151,846
7/21/2008	500		152,346
7/21/2008	100		152,446
7/21/2008	250		152,696
7/21/2008	1,000		153,696
7/21/2008	300		153,996
7/21/2008	200		154,196
7/22/2008	500		154,696
7/22/2008	100		154,796
7/22/2008	250		155,046
7/23/2008		5,000	150,046
7/23/2008	650		150,696
7/23/2008	100		150,796
7/23/2008	100		150,896
7/23/2008	300		151,196
7/23/2008	250		151,446
7/23/2008	500		151,946
7/23/2008	200		152,146
7/23/2008	250		152,396
7/24/2008	100		152,496
7/29/2008	400		152,896
7/29/2008	800		153,696
7/29/2008	200		153,896
7/29/2008	200		154,096
7/29/2008	4,500		158,596
7/29/2008	100		158,696
7/29/2008	400		159,096
7/29/2008	100		159,196

7/29/2008	500		159,696
7/29/2008	100		159,796
7/29/2008	100		159,896
7/29/2008	200		160,096
7/29/2008	100		160,196
7/29/2008	500		160,696
7/29/2008	100		160,796
7/29/2008	150		160,946
7/29/2008	250		161,196
7/31/2008		1,200	159,996
7/31/2008		300	159,696
7/31/2008		1,300	158,396
7/31/2008		200	158,196
8/1/2008	1,100		159,296
8/1/2008	100		159,396
8/1/2008		100	159,296
8/1/2008		100	159,196
8/1/2008		100	159,096
8/1/2008		100	158,996
8/1/2008		100	158,896
8/1/2008		200	158,696
8/1/2008		100	158,596
8/1/2008		500	158,096
8/4/2008	1,000		159,096
8/4/2008	300		159,396
8/4/2008		100	159,296
8/4/2008		100	159,196
8/4/2008		100	159,096
8/4/2008		100	158,996
8/4/2008		4,000	154,996
8/4/2008		100	154,896
8/4/2008		200	154,696
8/4/2008		39	154,657
8/4/2008		261	154,396
8/5/2008	300		154,696
8/5/2008	200		154,896
8/5/2008	100		154,996
8/5/2008	500		155,496
8/5/2008	200		155,696
8/5/2008	900		156,596
8/5/2008	500		157,096
8/5/2008	200		157,296
8/5/2008	200		157,496
8/5/2008	100		157,596
8/8/2008	500		158,096
8/8/2008	420		158,516
8/11/2008	2,388		160,904
8/11/2008	2,612		163,516
8/11/2008	2,500		166,016
8/11/2008	430	166,446
8/11/2008	1,100	167,546
8/11/2008	550	168,096
8/11/2008	1,500	169,596
8/12/2008	500	170,096
8/19/2008	300	170,396
8/19/2008	300	170,696
8/26/2008	400	171,096

Name and Business Address	Transaction Date	Number of Securities Purchased	Number of Securities Sold	Current Ownership
Charles Schliebs[1] 411 Seventh Avenue 14th Floor Pittsburgh, PA 15219	-	-	-	1,128
Terry Knapp, M.D. 7451 N. 63rd Street Niwot, CO 80503	N/A	0	0	0
Robert Binkele[2] 73061 El Paseo, Suite 210 Palm Desert, CA 92260	12/22/2006 12/26/2006 12/27/2006 12/28/2006 1/8/2007 1/26/2007 1/29/2007 1/30/2007 1/31/2007 2/2/2007 2/5/2007 2/12/2007 2/13/2007 2/14/2007 2/26/2007 3/5/2007 3/29/2007 4/13/2007 4/17/2007 4/19/2007 4/30/2007 5/1/2007	1,000 2,000 8,000 862 1,000 2,000 6,000 4,100 4,100 1,730 2,696 4,000 4,000 8,000 2,000 2,000 3,000 5,000 8,000 1,000 5,000 3,100	0
________________________
1 Charles Schliebs controls 1,128 shares of common stock of the Company held by iNetworks, LLC.
2 Robert Binkele controls 58,000 shares of common stock of the Company held by Telibrick, Inc.

Name and Business Address	Transaction Date	Number of Securities Purchased	Number of Securities Sold	Current Ownership
Robert Binkele[2] 73061 El Paseo, Suite 210 Palm Desert, CA 92260 (continued)	5/9/2007 5/14/2007 5/15/2007 5/31/2007 6/1/2007 6/6/2007 6/8/2007 6/17/2008	10,000 4,000 300 1,500 3,100 1,000 900 5,900		105,288
Barry Vogel[3] 5353 Thimens Blvd. Saint-Laurent, Quebec H4R 2H4, Canada	12/12/2006 5/1/2007 7/26/2007	29,411 5,882	20,000	15,293
Eric Donsky 12707 High Bluff Dr., Suite 200 San Diego, CA 92130	N/A	0	0	0
Dr. Johan Brahme	11/24/04 12/22/05 5/2/07 5/3/07	29,411 7,058 4,500 4,500		45,469

PROXY CARD

ARTES MEDICAL, INC.
ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY DR. H. MICHAEL SHACK

The undersigned hereby, with respect to all shares of Common Stock of Artes Medical, Inc. (the "Company") which the undersigned may be entitled to vote, constitutes and appoints Dr. H. Michael Shack as his true and lawful agent and proxy, with full power of substitution, to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held at the San Diego Marriott Del Mar located at 11966 El Camino Real, San Diego, California 92130 on October 30, 2008 at 9:00AM, and at any adjournments or postponements thereof, to vote such stock on all matters coming before said meeting as set forth below:

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER MARKED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO MARKINGS ARE MADE, THIS PROXY WILL BE DEEMED TO BE A DIRECTION TO VOTE FOR ALL NOMINEES FOR DIRECTOR. PLEASE MARK THIS BLUE PROXY CARD, FILL IN THE DATE, SIGN ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ACCOMPANYING ENVELOPE. NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.

[X] PLEASE MARK YOUR VOTE AS IN THIS EXAMPLE.

DR. H. MICHAEL SHACK RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSALS

1.  First Amendment to Bylaws.  Amend the Bylaws of the Company (the "Bylaws") to allow the Stockholders to fill vacancies on the Board of Directors resulting from the removal of any Directors.

[   ] For

[   ] Against

[   ] Withhold Authority

2.  Second Amendment to Bylaws.  Amend the Bylaws to allow the Stockholders to increase the number of directorships of the Board of Directors to 11.

[   ] For

[   ] Against

[   ] Withhold Authority

3.  Removal of Directors.  Remove three of the current members of the Board of Directors of the Company under Delaware General Corporation Law §141(k)(1) for cause.

[   ] For removal of all Directors Listed Below (except as marked to the contrary below)

[   ] Against removal of all Directors Listed Below

[   ] Withhold Authority (to vote for removal of all Directors listed below)

(To withhold authority to vote for any individual, strike a line through the name below)

Lon E. Otremba
Beverly A. Huss
Robert B. Shermano

4.  Election of Directors.  Elect three or four new Directors of the Company to fill the vacancies on the Board of Directors by the amendment to the bylaws to increase the number of Directors in proposal #2 or the removal of three directors in Proposal #3.  The three or four new Directors will serve until their respective Class terms expire or until their successors are duly elected and qualified.  Should proposal #2 be unsuccessful, Dr. Johan Brahme will be removed as a Nominee

[   ] For all Nominees Listed Below (except as marked to the contrary below)

[   ] Against election of all Nominees Listed Below

[   ] Withhold Authority (to vote for all nominees listed below)

(To withhold authority to vote for any individual nominee, strike a line through the nominees name below)

Barry Vogel
Terry Knapp, M.D.
Eric Donsky
Dr. Johan Brahme

5.  Election of Class II Directors.  Elect two Class II Directors to serve for three year terms until the annual meeting of Stockholders in 2011 or until their successors are duly elected and qualified.

[   ] For election of all Nominees Listed Below (except as marked to the contrary below)

[   ] Against election of all Nominees Listed Below

[   ] Withhold Authority (to vote for all nominees listed below)

(To withhold authority to vote for any individual nominee, strike a line through the nominees name below)

Charles A. Schliebs
Robert Binkele

6.  Proposed Financing.  Vote on the Nominees’ proposal that the Company sell up to $20,000,000 of its securities to investors from time to time pursuant to one or more financing transactions

[   ] For

[   ] Against

[   ] Withhold Authority

When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such.  If a corporation, please sign in corporate name of President or other authorized officer. If a partnership, please sign a partnership name by authorized person.

__________________________________
Signature(s) of Stockholder(s)
__________________________________
Title, if any
Date:  _____________________________